Form 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

Report Of Foreign Private Issuer
Pursuant To Rule 13a-16 Or 15d-16 Of
The Securities Exchange Act Of 1934

For the month of August, 2009

Commission File Number: 001-14950

ULTRAPAR HOLDINGS INC.
(Translation of Registrant’s Name into English)

Avenida Brigadeiro Luis Antonio, 1343, 9º Andar
São Paulo, SP, Brazil  01317-910
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

ULTRAPAR HOLDINGS INC.

TABLE OF CONTENTS

ITEM
1.	Interim financial information – June 30, 2009

Ultrapar Participações S.A. and Subsidiaries (Convenience Translation into English from the Original Previously Issued in Portuguese) Interim financial information June 30, 2009

Ultrapar Participações S.A. and Subsidiaries Interim financial statements as of June 30, 2009

Table of contents

Independent auditors’ report	3

Identification	4

Balance sheets	5 - 6

Income statements	7 - 8

Statements of changes in shareholders’ equity	9 - 10

Statements of cash flows - Indirect method	11 - 14

Notes to the financial statements	15 - 67

Characteristics of debentures	68

Other information considered material by the company	69 - 70

Investment in the subsidiaries	71

MD&A – Analysis of consolidated earnings	72

Independent accountant’s review report

To the Board of Directors and Shareholders
Ultrapar Participações S.A.
São Paulo - SP

1.
We have reviewed the Quarterly Financial Information of Ultrapar Participações S.A. (the Company) and the consolidated Quarterly Financial Information of the Company and its subsidiaries for the quarter ended June 30, 2009, comprising the balance sheet, the statements of income, changes in shareholders’ equity, cash flows, explanatory notes and  management report, which are the responsibility of its management.

2.
Our review was conducted in accordance with the specific rules set forth by the IBRACON - The Brazilian Institute of Independent Auditors, in conjunction with the Federal Accounting Council - CFC and consisted mainly of the following: (a) inquiry and discussion with management responsible for the accounting, financial and operational areas of the Company and its subsidiaries, regarding the main criteria adopted in the preparation of the Quarterly Financial Information; and (b) reviewing information and subsequent events that have or may have relevant effects on the financial position and operations of the Company and its subsidiaries.

3.
Based on our review, we are not aware of any material modifications that should be made to the Quarterly Financial Information described above, for these to be in accordance with the rules issued by the Brazilian Securities and Exchange Commission (CVM), which are applicable to the preparation of the Quarterly Financial Information.

4.
As mentioned in Explanatory Note 2, due to the changes in the accounting practices adopted in Brazil during 2008, the statements of income, changes in shareholders’ equity and cash flows, for the period ended June 30, 2008, presented for comparison purposes, were adjusted and restated, as required by NPC 12 – Accounting Policies, Changes in Accounting Estimates and Correction of Errors, approved by CVM Resolution 506/06.

August 11, 2009

KPMG Auditores Independentes
CRC 2SP014428/O-6

Anselmo Neves Macedo	Alexandre Heinermann
Accountant CRC 1SP160482/O-6	Accountant CRC 1SP228175/O-0

Ultrapar Participações S.A. and Subsidiaries
(Convenience Translation into English from the Original Previously Issued in Portuguese)

IDENTIFICATION

01.01 - CAPITAL COMPOSITION
Number of shares	Current quarter	Prior quarter	Same quarter in prior year
(Thousands)	06/30/2009	03/31/2009	06/30/2008
Paid-up Capital
1 - Common	49,430	49,430	49,430
2 - Preferred	86,666	86,666	86,666
3 - Total	136,096	136,096	136,096
Treasury Share
4 - Common	7	7	7
5 - Preferred	2,201	2,201	2,300
6 - Total	2,208	2,208	2,307

01.02 - DIVIDENDS APPROVED AND/OR PAID DURING AND AFTER THE QUARTER
1 - ITEM	2 - EVENT	3 - APPROVAL	4 - REVENUE	5 - BEGINNING OF PAYMENT	7 - TYPE OF SHARE	8 - AMOUNT PER SHARE

01.03 - SUBSCRIBED CAPITAL AND ALTERATIONS IN THE CURRENT YEAR
1 - ITEM	2 - DATE OF ALTERATION	3 - AMOUNT OF THE CAPITAL (IN THOUSANDS OF REAIS)	4 - AMOUNT OF THE ALTERATION (IN THOUSANDS OF REAIS)	5 - NATURE OF ALTERATION	7 - NUMBER OF SHARES ISSUED (THOUSAND)	8 - SHARE PRICE ON ISSUE DATE (IN REAIS)

Ultrapar Participações S.A. and Subsidiaries

Balance sheets

as of June 30, 2009 and March 31, 2009

(In thousands of Reais)

		Parent		Consolidated
Assets
	Note	6/30/2009	3/31/2009	6/30/2009	3/31/2009
Current assets
Cash and banks		290	560	290,737	166,036
Financial investments	5	162,904	41,407	1,266,097	1,403,732
Trade account receivables	6	-	-	1,707,884	1,451,635
Inventories	7	-	-	979,626	871,127
Recoverable taxes	8	44,069	38,741	337,202	295,053
Deferred income tax and social contribution	10.a)	411	758	157,639	112,625
Dividends receivable		-	118,680	-	-
Other receivables		669	39	34,257	22,561
Prepaid expenses	11	-	-	51,197	44,715
Total current assets		208,343	200,185	4,824,639	4,367,484

Non-current assets
Long-term assets
Financial investments	5	770,870	750,000	7,193	7,193
Trade account receivables	6	-	-	209,601	198,972
Related companies	9.a)	10,810	63,419	5,640	5,305
Deferred income tax and social contribution	10.a)	171	147	378,053	402,204
Recoverable taxes	8	4,515	-	32,792	47,064
Escrow deposits		250	217	94,273	54,473
Other receivables		-	-	2,746	450
Prepaid expenses	11	-	-	23,021	23,747
		786,616	813,783	753,319	739,408

Investments
Subsidiaries	12.a)	4,806,660	4,862,370	-	1,189,646
Affiliates	12.b)	-	-	12,269	12,880
Others		59	59	26,873	21,346
Fixed assets	13 and 16.f)	-	-	3,753,361	3,137,408
Intangible assets	14	246,163	246,163	817,300	598,189
Deferred charges	15	-	-	12,656	14,128
		5,052,882	5,108,592	4,622,459	4,973,597

Total non-current assets		5,839,498	5,922,375	5,375,778	5,713,005

Total assets		6,047,841	6,122,560	10,200,417	10,080,489

Ultrapar Participações S.A. and Subsidiaries

Balance sheets

as of June 30, 2009 and March 31, 2009

(In thousands of Reais)
		Parent		Consolidated
	Note
Liabilities		06/30/2009	03/31/2009	06/30/2009	03/31/2009

Current liabilities
Loans and financing	16	-	1,239,967	867,934	2,070,987
Debentures	16.d)	5,414	-	5,414	-
Finance lease	16.f)	-	-	12,246	12,554
Suppliers		282	199	646,857	510,890
Salaries and related charges		136	93	141,600	127,263
Taxes payable		29	10	132,395	94,617
Dividends payable	17.g)	1,447	119,909	7,331	126,886
Income tax and social contribution payable		-	-	13,580	7,285
Deferred income tax and social contribution	10.a)	-	-	2,630	11,843
Post-employment benefits	23.b)	-	-	10,798	8,768
Provision for contingencies	22.a)	-	-	22,337	33,359
Other payables		1,335	1,338	21,954	19,785
Total current liabilities		8,643	1,361,516	1,885,076	3,024,237

Non-current liabilities
Long-term liabilities
Financing	16	-	-	1,830,771	2,044,489
Debentures	16.d)	1,191,692	-	1,191,692	-
Finance lease	16.f)	-	-	8,293	10,449
Related companies	9.a)	436	1,825	4,174	3,389
Deferred income tax and social contribution	10.a)	-	-	15,847	22,800
Provision for contingencies	22.a)	5,083	4,918	287,934	103,255
Post-employment benefits	23.b)	-	-	91,987	77,591
Other payables		-	92	16,739	13,493
Total non-current liabilities		1,197,211	6,835	3,447,437	2,275,466

Minority interest		-	-	38,088	39,257

Shareholders’ equity

Share capital	17.a)	3,696,773	3,696,773	3,696,773	3,696,773
Capital reserve	17.c)	2,906	2,906	1,065	985
Revaluation reserve	17.d)	9,216	9,838	9,216	9,838
Profit reserves	17.e) and 17.f)	1,078,914	1,078,914	1,078,914	1,078,914
Treasury shares	17.b)	(127,332)	(127,332)	(137,662)	(138,091)
Valuation adjustment	3.c) and 17.h)	(4,467)	(5,648)	(4,467)	(5,648)
Cumulative translation adjustments	3.n) and 17.i)	578	7,239	578	7,239
Retained earnings		185,399	91,519	185,399	91,519
	17.g)	4,841,987	4,754,209	4,829,816	4,741,529
Total liabilities and shareholders’ equity		6,047,841	6,122,560	10,200,417	10,080,489

The accompanying notes are an integral part of these financial statements.

Ultrapar Participações S.A. and Subsidiaries

Income statements

For the quarters ended June 30, 2009 and 2008

(In thousands of Reais)
		Parent		Consolidated
	Note
		06/30/2009	06/30/2008	06/30/2009	06/30/2008

Gross revenue from sales and services	3.a)	-	-	10,108,414	7,303,512
Deduction on sales and services		-	-	(486,596)	(311,141)

Net revenue from sales and services		-	-	9,621,818	6,992,371
Cost of products and services sold	3.a)	-	-	(8,927,485)	(6,504,689)

Gross income		-	-	694,333	487,682

Income from investments in subsidiaries and affiliates
Equity in income of subsidiaries and affiliates	12.a) and 12.b)	112,696	125,456	139	9

Operating revenues (expenses)
Selling and marketing		-	-	(230,911)	(136,314)
General and administrative		(499)	(413)	(182,620)	(127,427)
Depreciation and amortization		-	(12,368)	(66,446)	(69,472)
Other net operating income		1,598	(4)	748	10,011

Operating income before financial income and other revenues		113,795	112,671	215,243	164,489
Net financial income	20	(20,150)	(11,020)	(86,875)	(11,625)
Other income	18	-	(1)	6,873	910

Operating income before social contribution and income tax		93,645	101,650	135,241	153,774

Social contribution and income tax
Current	10.b)	-	-	(49,435)	(26,934)
Deferred charges	10.b)	(323)	8,092	6,026	(20,707)
Tax incentives	10.b) and 10.c)	-	-	2,843	7,399
		(323)	8,092	(40,566)	(40,242)

Income before minority interest and employee statutory interest		93,322	109,742	94,675	113,532
Employee statutory interest		-	-	-	(2,660)
Minority interest		-	-	(1,353)	(1,130)

Net income for the period		93,322	109,742	93,322	109,742

Net income per equity share (annual weighted average) - R$		0.69702	0.82026

The accompanying notes are an integral part of these financial statements.

Ultrapar Participações S.A. and Subsidiaries

Income statements

For the six-month periods ended June 30, 2009 and 2008

(In thousands of Reais)
		Parent		Consolidated
	Note
		06/30/2009	06/30/2008	06/30/2009	06/30/2008

Gross revenue from sales and services	3.a)	-	-	16,833,572	13,523,962
Deduction on sales and services		-	-	(800,368)	(604,179)

Net revenue from sales and services		-	-	16,033,204	12,919,783
Cost of products and services sold	3.a)	-	-	(14,812,688)	(11,965,942)

Gross income		-	-	1,220,516	953,841

Income from investments in subsidiaries and affiliates
Equity in income of subsidiaries and affiliates	12.a) and 12.b)	229,140	241,400	39	59

Operating revenues (expenses)
Selling and marketing		-	-	(382,106)	(271,380)
General and administrative		(1,700)	(466)	(327,186)	(257,157)
Depreciation and amortization		-	(24,194)	(123,703)	(138,360)
Other net operating income		1,597	(11)	5,452	16,942

Operating income before financial income and other revenues		229,037	216,729	393,012	303,945
Net financial income	20	(44,895)	(37,718)	(145,866)	(48,819)
Other income	18	-	(1)	9,911	7,227

Operating income before social contribution and income tax		184,142	179,010	257,057	262,353

Social contribution and income tax
Current	10.b)	-	-	(78,215)	(72,805)
Deferred charges	10.b)	339	21,208	(1,430)	258
Tax incentives	10.b) and 10.c)	-	-	9,777	15,973
		339	21,208	(69,868)	(56,574)

Income before minority interest and employee statutory interest		184,481	200,218	187,189	205,779
Employee statutory interest		-	-	-	(3,882)
Minority interest		-	-	(2,708)	(1,679)

Net income for the period		184,481	200,218	184,481	200,218

Net income per equity share (annual weighted average) - R$		1.37788	1.49652

The accompanying notes are an integral part of these financial statements.

Ultrapar Participações S.A. and Subsidiaries

Statements of changes in shareholders’ equity in the parent company

Fiscal period ended June 30, 2009

 (In thousands of Reais)

					Profit reserves
	Note	Share capital	Capital reserve	Revaluation reserve in subsidiaries	Legal reserve	Retention of profits	Valuation adjustment	Cumulative translation adjustments	Retained earnings	Treasury shares	Total

Balance at December 31, 2008		3,696,773	2,906	10,280	119,575	959,339	(6,248)	8,309	-	(127,332)	4,663,602

Realization of revaluation reserve	17.d)	-	-	(1,064)	-	-	-	-	1,064	-	-
Income tax and social contribution on realization of revaluation reserve of subsidiaries	17.d)	-	-	-	-	-	-	-	(146)	-	(146)
Valuation adjustments for financial instruments	3.c)	-	-	-	-	-	1,781	-	-	-	1,781
Currency translation of foreign subsidiaries	3.n)	-	-	-	-	-	-	(7,731)	-	-	(7,731)
Net income for the period		-	-	-	-	-	-	-	184,481	-	184,481

Balance at June 30, 2009		3,696,773	2,906	9,216	119,575	959,339	(4,467)	578	185,399	(127,332)	4,841,987

The accompanying notes are an integral part of these financial statements.

Ultrapar Participações S.A. and Subsidiaries

Statements of changes in shareholders’ equity in the consolidated

Fiscal period ended June 30, 2009

 (In thousands of Reais, except dividends per share)

					Profit reserves
	Note	Share capital	Capital reserve	Revaluation reserve in subsidiaries	Legal reserve	Retention of profits	Valuation adjustment	Cumulative translation adjustments	Retained earnings	Treasury shares	Total

Balance at December 31, 2008		3,696,773	855	10,280	119,575	959,339	(6,248)	8,309	-	(138,807)	4,650,076

Realization of revaluation reserve	17.d)	-	-	(1,064)	-	-	-	-	1,064	-	-
Income tax and social contribution on realization of revaluation reserve of subsidiaries	17.d)	-	-	-	-	-	-	-	(146)	-	(146)
Valuation adjustments for financial Instruments	3.c)	-	-	-	-	-	1,781	-	-	-	1,781
Currency translation of foreign subsidiaries	3.n)	-	-	-	-	-	-	(7,731)	-	-	(7,731)
Treasury shares		-	210	-	-	-	-	-	-	1,145	1,355
Net income for the period		-	-	-	-	-	-	-	184,481	-	184,481

Balance at June 30, 2009		3,696,773	1,065	9,216	119,575	959,339	(4,467)	578	185,399	(137,662)	4,829,816

The accompanying notes are an integral part of these financial statements.

Ultrapar Participações S.A. and Subsidiaries

Statements of cash flows - Indirect method

(In thousands of Reais)

 For the quarters ended June 30, 2009 and 2008

		Parent		Consolidated
	Note	06/30/2009	06/30/2008	06/30/2009	06/30/2008

Cash flows from operating activities
Net income for the period		93,322	109,742	93,322	109,742
Adjustments to reconcile net income to cash provided by operating activities
Equity in income of subsidiaries and affiliates	12	(112,696)	(125,456)	(139)	(9)
Depreciation and amortization		-	12,368	105,483	89,287
PIS and COFINS credits on depreciation		-	-	2,544	900
Interest, monetary and exchange rate changes		18,719	34,173	(65,239)	(6,227)
Deferred income tax and social contribution	10.b)	323	(8,092)	(6,026)	20,707
Minority interest in income		-	-	1,353	1,130
Proceeds from sale of fixed assets		-	-	(6,055)	(980)
Others		-	-	1,031	43

Dividends received from subsidiaries		218,681	109,818	-	-

(Increase) decrease in current assets
Trade receivables	6	-	-	103,992	(268,213)
Inventories	7	-	-	180,214	49,567
Recoverable taxes	8	(5,328)	4,683	18,099	(4,087)
Other receivables		(632)	1,907	(10,224)	9,854
Prepaid expenses	11	-	647	5,790	3,815

Increase (decrease) in current liabilities
Trade payables		83	489	(94,293)	48,754
Wages and employee benefits		43	12	(221)	21,959
Taxes payable		19	(11,900)	21,609	(50,712)
Income tax and social contribution		-	-	6,088	(3,117)
Other payables		(1)	(11,876)	(40,782)	(23,931)

(Increase) decrease in long-term assets
Trade receivables	6	-	-	(19,528)	(21,688)
Recoverable taxes	8	(4,515)	-	15,237	(6,935)
Amounts in escrow		(33)	-	20,322	(2,775)
Other receivables		-	-	481	5,426
Prepaid expenses	11	-	-	1,941	1,973

Increase (decrease) in long-term liabilities
Provision for contingencies		165	157	14,401	8,003
Other payables		(92)	(78)	(809)	(8,067)

Net cash provided by operating activities		208,058	116,594	348,591	(25,581)

The accompanying notes are an integral part of these financial statements.

Ultrapar Participações S.A. and Subsidiaries

Statements of cash flows - Indirect method

(In thousands of Reais)
		Parent		Consolidated
	Note	06/30/2009	06/30/2008	06/30/2009	06/30/2008

Cash flows from investment activities
Financial investments, net of redemptions		-	-	364,028	(379,051)
Disposal (acquisition) of investments, net	12	57,881	10	(1,553)	-
Cash from subsidiaries acquired		-	-	29,442	-
Capital contributions to subsidiaries		4,980	-	-	-
Acquisition of fixed assets	13	-	-	(108,791)	(224,534)
Increase in intangible assets	14	-	-	(11,768)	(7,293)
Increase in deferred charges	15	-	-	-	(719)
Gain on sale of fixed assets		-	-	12,430	9,819

Net cash provided by (used in) investment activities		62,861	10	283,788	(601,778)

Cash flows from financing activities
Financing and debentures
Fund raising	16	1,174,524	-	1,315,629	255,991
Amortization	16	(1,256,974)	-	(1,463,077)	(269,750)
Payment of financial lease	16	-	-	(3,582)	(2,237)
Dividends paid		(118,462)	1,022	(122,339)	(81)
Acquisition of minority interest		-	-	-	(17)
Purchase of shares for treasury	17.b)	-	(67,866)	-	(67,866)
Payment from Petrobras and Braskem for delivery of Petrochemical and Distribution Assets		-	698,173	-	698,173
Related entities	9.a)	51,220	(380,395)	450	(1,753)

Net cash provided by (used in) financing activities		(149,692)	250,934	(272,919)	612,460

Effect of changes in exchange rates on cash and cash equivalents in foreign currency		-	-	(8,364)	(2,168)

Increase (decrease) in cash, banks and short-term investments		121,227	367,538	351,096	(17,067)

Cash and cash equivalents at beginning of period	5	41,967	637,801	838,682	1,350,150

Cash and cash equivalents at end of period	5	163,194	1,005,339	1,189,778	1,333,083

The accompanying notes are an integral part of these financial statements.

Ultrapar Participações S.A. and Subsidiaries

Statements of cash flows - Indirect method

(In thousands of Reais)

For the six-month periods ended June 30, 2009 and 2008

			Parent		Consolidated
	Note		06/30/2009	06/30/2008	06/30/2009	06/30/2008

Cash flows from operating activities
Net income for the period			184,481	200,218	184,481	200,218
Adjustments to reconcile net income to cash provided by operating activities
Equity in income of subsidiaries and affiliates	12		(229,140)	(241,400)	(39)	(59)
Depreciation and amortization			-	24,194	201,706	176,981
PIS and COFINS credits on depreciation			-	-	5,138	1,820
Interest, monetary and exchange rate changes			64,265	66,123	21,244	54,625
Deferred income tax and social contribution	10.b	)	(339)	(21,208)	1,430	(258)
Minority interest in income			-	-	2,708	1,679
Proceeds from sale of fixed assets			-	-	(9,093)	(7,178)
Provision (release of provision) for loss on fixed assets			-	-	-	(49)
Others			-	-	395	(240)

Dividends received from subsidiaries			222,281	140,152	-	-

(Increase) decrease in current assets
Trade receivables	6		-	-	81,669	(113,933)
Inventories	7		-	-	342,973	(33,425)
Recoverable taxes	8		(15,289)	5,002	34,915	(19,407)
Other receivables			200	981	70,820	4,512
Prepaid expenses	11		-	(1,131)	(19,925)	(7,723)

Increase (decrease) in current liabilities
Trade payables			(144)	(263)	(197,604)	(104,954)
Wages and employee benefits			47	7	(37,578)	2,115
Taxes payable			(84)	(12,025)	27,255	(13,077)
Income tax and social contribution			-	-	(4,044)	(20,668)
Other payables			(38)	2	(41,538)	(25,042)

(Increase) decrease in long-term assets
Trade receivables	6		-	20	(8,442)	(17,405)
Recoverable taxes	8		(4,515)	-	11,132	(10,093)
Amounts in escrow			(57)	-	21,902	842
Other receivables			-	-	519	5,316
Prepaid expenses	11		-	-	2,775	2,161

Increase (decrease) in long-term liabilities
Provision for contingencies			165	157	13,376	10,593
Other payables			-	-	(166)	(478)

Net cash provided by operating activities			221,833	160,829	706,009	86,873

The accompanying notes are an integral part of these financial statements.

Ultrapar Participações S.A. and Subsidiaries

Statements of cash flows - Indirect method

(In thousands of Reais)
		Parent		Consolidated
	Note	06/30/2009	06/30/2008	06/30/2009	06/30/2008

Cash flows from investment activities
Financial investments, net of redemptions		(750,000)	-	484,316	(630,573)
Disposal (acquisition) of investments, net	12	62,861	(260,425)	(1,191,790)	-
Cash from subsidiaries acquired		-	-	29,442	-
Capital contributions to subsidiaries		(4,980)
Acquisition of fixed assets	13	-	-	(213,346)	(396,758)
Increase in intangible assets	14	-	-	(20,757)	(9,540)
Increase in deferred charges	15	-	-	-	(3,838)
Gain on sale of fixed assets		-	-	21,179	26,927

Net cash provided by (used in) investment activities		(692,119)	(260,425)	(890,956)	(1,013,782)

Cash flows from financing activities
Financing and debentures
Fund raising	16	1,174,524	1,200,000	1,862,762	2,021,956
Amortization	16	(1,266,376)	(1,241,419)	(1,630,199)	(2,004,424)
Payment of financial lease	16	-	-	(6,822)	(4,209)
Dividends paid		(118,494)	(238,378)	(122,475)	(238,725)
Acquisition of minority interest		-	-	-	(18)
Purchase of shares for treasury	17.b)	-	(105,014)	-	(105,014)
Payment from Petrobras and Braskem for delivery of Petrochemical and Distribution Assets		-	1,733,814	-	1,733,814
Related entities	9.a)	64,835	(341,894)	(248)	(2,925)

Net cash provided by (used in) financing activities		(145,511)	1,007,109	103,018	1,400,455

Effect of changes in exchange rates on cash and cash equivalents in foreign currency		-	-	(3,346)	(2,855)

Increase (decrease) in cash, banks and short-term investments		(615,797)	907,513	(85,275)	470,691

Cash and cash equivalents at beginning of period	5	778,991	97,826	1,275,053	862,392

Cash and cash equivalents at end of period	5	163,194	1,005,339	1,189,778	1,333,083

The accompanying notes are an integral part of these financial statements.

Ultrapar Participações S.A. and Subsidiaries

Notes to the interim financial statements

(In thousands of Reais, unless otherwise stated)

1      Operations

Ultrapar Participações S.A. (“Company”), with headquarters in the City of São Paulo, engages in the investment of its own capital in commercial and industrial activities and related businesses, including the subscription or acquisition of shares of other companies.

Through its subsidiaries, it operates in the segment of liquefied petroleum gas (LPG) distribution (“Ultragaz”), light fuel & lubricant distribution, and related business (“Ipiranga”), production and marketing of chemicals (“Oxiteno”), and logistics services for liquid bulk (“Ultracargo”). The Company also operates in the petroleum refining business through its investment in Refinaria de Petróleo Riograndense S.A.  (“Refining”).

2      Initial implementation of Law 11638/07 and summary of significant accounting policy changes

Law 11638/07 was enacted on December 28, 2007 and Provisional Measure 449/08 was issued on December 3, 2008, which was enacted as Law 11941/09 on May 27, 2009, both amending and repealing existing provisions and adding new provisions to Law 6404/76 (Brazilian Corporate Law) to adapt the accounting policies adopted in Brazil to the International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB). In order to regulate these changes, the Brazilian Securities Commission (CVM) issued a set of Resolutions during 2008, whose main effects on the interim financial statements of the Company and its subsidiaries are summarized below.

Resolution CVM 565 of December 17, 2008 – deals with the initial implementation of Law 11638/07 and Provisional Measure (MP) 449/08, which was enacted as Law 11941/09 on May 27, 2009.
As permitted by this Resolution, the Company decided to adopt January 1, 2008 as the date of transition. In addition, the Company and its subsidiaries started to use the equity method of accounting for the company Metalúrgica Plus S/A. and consolidate the company SERMA – Associação dos Usuários de Equipamentos de Processamento de Dados e Serviços Correlatos in their interim financial statements (see Notes 4 and 12). The information presented herein for the quarter and semester ended June 30, 2008, differs from the one previously disclosed because the Company retroactively applied to them the new accounting standards issued during the year, as established by CVM. In the following table the effects on consolidated net income as of June 30, 2008 related to the adoption of Laws 11638/07 and 11941/09 are shown.

Ultrapar Participações S.A. and Subsidiaries

Notes to the interim financial statements

(In thousands of Reais, unless otherwise stated)
	CVM Resolution	04/01/2008 to 06/30/2008	01/01/2008 to 06/30/2008
Values before the implementation of Law 11638/07 and Law 11941/09		103,912	193,991

Effects of the implementation of Law 11638/07 and Law 11941/09:
Finance leases	554	473	852
Cost of funding	556	252	1,041
Marking-to-market of currency and interest rate hedging instruments	566	1,272	1,577
Equity in income of Metalplus	565	(7)	(22)
Cumulative translation adjustments	534	3,840	2,779

Total		5,830	6,227

Values after the implementation of Law 11638/07 and Law 11941/09		109,742	200,218

Resolution CVM 534 of January 29, 2008 – deals with effects of the changes in exchange rates and of the translation of financial statements.
The Company and its subsidiaries analyzed their investments in foreign entities and combined with the investor, those investees lacking autonomy and independent management, in accordance with item 41(a) of the Resolution. Foreign subsidiaries with autonomy were booked as provided for in item 41(b) of the Resolution, and the changes in exchange rates of the net investment in these subsidiaries were recorded as Cumulative translation adjustments in the investor’s shareholders’ equity. See Note 3.n).

Resolution CVM 547 of August 13, 2008 – deals with the Statement of Cash Flows.
The Company and its subsidiaries classified as cash equivalents, the short-term investments that are readily convertible into known amounts of cash and are subject to insignificant risk of change in value. The statement of cash flows shows the activity in the accounts: (i) Cash and banks and (ii) Financial investments considered as cash equivalents in the fiscal year. See Notes 3.b) and 5.

Resolution CVM 566 of December 17, 2008 – deals with recognition, measurement, and evidence of financial instruments.
The financial instruments of the Company and its subsidiaries were classified, according to their characteristics and the Company’s intention, into: (i) measured at fair value through income; (ii) held to maturity; (iii) available for sale; and (iv) loans and receivables. See Notes 3.c), 5 and 21.

Resolution CVM 553 of November 12, 2008 – deals with intangible assets.
The Company and its subsidiaries reclassified to intangible assets the goodwill on the acquisitions of companies, which were previously shown as deferred charges in the interim financial statements. See Notes 3.h), 3.i) and 14.

Ultrapar Participações S.A. and Subsidiaries

Notes to the interim financial statements

(In thousands of Reais, unless otherwise stated)
Resolution CVM 554 of November 12, 2008 – deals with financial leases.
Certain financial lease contracts where substantially all the risks and benefits associated with the ownership of an asset are transferred to the Company and its subsidiaries were recorded in the financial statements as finance leases, net of tax effects. The items recognized as assets were depreciated at the depreciation rates applicable to each of the group of assets into which they were classified, and the financial charges under the leases were allocated over the contract terms, based on the amortized cost method. See Notes 3.g) 16.e) and 22.d).

Resolution CVM 556 of November 12, 2008 – deals with transaction costs and premiums on issuance of bonds and securities.
Transaction costs and issue premiums associated with funding transactions by the Company and its subsidiaries were reclassified and added to the values of the respective funds raised, and the effective interest rate of each issuance was calculated. See Note 16.a).

Resolution CVM 564 of December 17, 2008 – deals with adjustment to present value of assets and liabilities.
The Company’s subsidiaries recorded the adjustment to present value of ICMS credit balances on acquisition of fixed assets (CIAP). The Company and its subsidiaries reviewed all other items of long-term and, where relevant, short-term assets and liabilities and did not identify the need to adjust these transactions to present value. See Notes 3.q) and 8.

3      Presentation of interim financial statements and significant accounting policies

The individual and consolidated interim financial statements were prepared in conformity with the accounting pratices adopted in Brazil, which include the Brazilian Corporate Law, the Standards, Guidelines and Interpretations issued by the Accounting Standards Committee and the standards issued by the Brazilian Securities Commission (CVM).

a.           Recognition of income

Income is recognized on the accrual basis. Revenues from sales and costs are recognized as income when all risks and benefits associated with the products are transferred to the purchaser. Revenues from services provided and their costs are recognized as income when the services are performed.

b.           Cash equivalents

Include short-term highly-liquid investments that are readily convertible into a known amount of cash and are subject to an insignificant risk of change in value. See Note 5 for further detail on cash equivalents of the Company and its subsidiaries.

Ultrapar Participações S.A. and Subsidiaries

Notes to the interim financial statements

(In thousands of Reais, unless otherwise stated)

c.           Financial instruments

In accordance with Resolution CVM 566/08, the financial instruments of the Company and its subsidiaries were classified into the following categories:

•
Measured at fair value through income: financial assets held for trading, that is, purchased or created primarily for the purpose of sale or repurchase in the short term, and derivatives. Changes in fair value are recorded as income, and the balances are stated at fair value.

•
Held to maturity: non-derivative financial assets with fixed payments or determinable payments with fixed maturities for which the entity has the positive intent and ability to hold to maturity. The interest earned is recorded as income, and balances are stated at acquisition cost plus the interest earned.

•
Available for sale: non-derivative financial assets that are designated as available for sale or that were not classified into other categories. The interest earned is recorded as income, and the balances are stated at fair value. Differences between fair value and acquisition cost plus the interest earned are recorded in a specific account of the shareholders’ equity. Gains and losses recorded in the shareholders’ equity are included in income, in case of prepayment.

•
Loans and receivables: non-derivative financial instruments with fixed payments, receipts or determinable payments not quoted in active markets, except: (i) those which the entity intends to sell immediately or in the short term and which the entity classified as measured at fair value through income; (ii) those classified as available for sale; or (iii) those the holder of which cannot substantially recover its initial investment for reasons other than credit deterioration. The interest earned is recorded as income, and balances are stated at acquisition cost plus the interest earned.

Certain derivative financial instruments used to hedge against changes in interest rates were designated as cash flow hedge for purposes of measuring their fair value. The difference between the fair value of the financial instrument and its value plus interest earned is recognized as a Valuation adjustment in the shareholders’ equity, not affecting the income statement of the Company and its subsidiaries. Gains and losses recorded in the shareholders’ equity are included in income, in case of prepayment.

For further detail on financial instruments of the Company and its subsidiaries, see Notes 5, 16, and 21.

Ultrapar Participações S.A. and Subsidiaries

Notes to the interim financial statements

(In thousands of Reais, unless otherwise stated)

d.           Current and non-current assets

Allowance for doubtful accounts is calculated based on estimated losses and is set at an amount deemed by Management to be sufficient to cover any loss on realization of accounts receivable.

Inventories are stated at the lower of average acquisition or production cost, and replacement cost or market value.

The other assets are stated at the lower of cost and realizable value, including, if applicable, the interest earned, monetary changes and changes in exchange rates incurred or less a provision for loss and, if applicable, adjustment to present value (see Note 3.q).

e.           Investments

Investments in subsidiaries are valued by the equity method of accounting.

Investments in companies on which Management has a significant influence or in which it holds 20% or more of the voting stock, or that are part of a group under common control are also valued by the equity method of accounting (see Note 12).

The other investments are stated at acquisition cost less provision for loss, unless the loss is considered temporary, and also include investments in progress.

f.           Fixed assets

Recorded at acquisition or construction cost, including financial charges incurred on fixed assets under construction, as well as significant maintenance costs resulting from scheduled plant outages. The Company will maintain the revaluation balances, which were incorporated in the value of the respective assets, until their realization, without, however, accounting for new revaluations.

Depreciation is calculated by the straight-line method, at the annual rates stated in Note 13, over the useful/economic life of the property.

Leasehold improvements in service stations are depreciated over the shorter of the contract term and useful/economic life of the property.

Ultrapar Participações S.A. and Subsidiaries

Notes to the interim financial statements

(In thousands of Reais, unless otherwise stated)

g.           Financial leases

•           Finance leases

Certain financial lease contracts transfer substantially all the risks and benefits associated with the ownership of an asset to the Company and its subsidiaries. These contracts are characterized as finance leases, and assets thereunder are stated at fair value or present value of the minimum payments under the relevant contracts. The items recognized as assets are depreciated at the depreciation rates applicable to each group of assets in accordance with Note 13. Financial charges under the finance lease contracts are allocated to income over the contract term, based on the amortized cost and actual interest rate method (see Note 16.e).

•           Operating leases

Are lease transactions where the risks and benefits associated with the ownership of the asset are not transferred and where the purchase option at the end of the contract is equivalent to the market value of the leased asset. Payments made under an operating lease contract are recognized as expenses in the income statement on a straight-line basis over the term of the lease contract, in accordance with Note 22.d).

h.           Intangible assets

Intangible assets include assets acquired by the Company and its subsidiaries from third parties, according to the following criteria (see Note 14):

• Goodwill is carried at the original value less accumulated amortization as of December 31, 2008, when it ceased to be amortized.

• Other intangible assets acquired from third parties are measured at the total acquisition cost less accumulated amortization expenses.

The Company and its subsidiaries do not have intangible assets that were created internally or that have an indefinite useful life.

i.           Deferred charges

Deferred charges include restructuring costs that will produce benefits in future years (see Note 15). The Company and its subsidiaries decided to maintain the balances until they are fully amortized.

j.           Current and non-current liabilities

Are stated at known or calculable amounts plus, if applicable, related charges, monetary changes and changes in exchange rates incurred until the date of the financial statements and, if applicable, adjustment to present value (see Note 3.q).

Ultrapar Participações S.A. and Subsidiaries

Notes to the interim financial statements

(In thousands of Reais, unless otherwise stated)

k.           Income tax and social contribution on profit

Current and deferred income tax (IRPJ) and social contribution (CSLL) are calculated based on the current rates of income tax and social contribution on profit, including the value of tax incentives, as stated in Note 10.b).

l.           Provision for contingencies

The provision for contingencies is created for contingent risks with a “probable” chance of loss in the opinion of managers and internal and external legal counsel, and the values are recorded based on evaluation of the outcomes of the legal proceedings (see Note 22.a).

m.           Actuarial obligation for post-employment benefits

Reserves for actuarial liabilities for post-employment benefits granted and to be granted to employees, retirees, and pensioners are based on an actuarial calculation prepared by an independent actuary, using the projected unit credit method, as described in Note 23.b).

n.           Basis for translating  financial statements of foreign-based subsidiaries

Assets and liabilities of the subsidiaries Oxiteno Mexico S.A. de C.V. and its subsidiaries, located in Mexico (functional currency: Mexican Peso), and Oxiteno Andina, C.A., located in Venezuela (functional currency: Bolivar), denominated in currencies other than that of the Company (functional currency: Real), are translated at the exchange rate in effect on the date of the financial statements. Gains and losses resulting from changes in these foreign investments are directly recognized in the shareholders’ equity as Cumulative translation adjustments and are recognized as income when these investments are disposed of. The amount recognized in the shareholders’ equity as cumulative translation adjustments as of June 30, 2009 was R$ 578.

Assets and liabilities of the other foreign subsidiaries, which do not have autonomy, are considered activities of their investor and are translated at the exchange rate in effect on the date of the financial statements. Gains and losses resulting from changes in these foreign investments are directly recognized as income. The loss recognized as of June 30, 2009 amounted to R$ 6,993 (R$ 8,727 loss as of June 30, 2008).

o.           Use of estimates

The preparation of interim financial statements requires the Company’s Management to make estimates and assumptions that affect the values of assets and liabilities presented as of the date of the interim financial statements, as well as the values of revenues, costs and expenses for the fiscal years presented. Although these estimates are based on the best information available to Management about present and future events, the actual results may differ from these estimates.

Ultrapar Participações S.A. and Subsidiaries

Notes to the interim financial statements

(In thousands of Reais, unless otherwise stated)

p.           Impairment of assets

The Company reviews, at least annually, the carrying value of assets for impairment whenever events or changes in circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use or disposal. In cases where future expected cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of these assets. The factors considered by the Company in performing this assessment include current operating results, trends, and prospects, as well as the effects of obsolescence, demand, competition, and other economic factors.

No impairment was recorded in the interim consolidated financial statements as of June 30, 2009.

q.           Adjustment to present value

The subsidiaries recorded the adjustment to present value of ICMS credit balances on fixed assets (CIAP – see Note 8). The Company and its subsidiaries reviewed all items classified as long-term and, where relevant, short-term assets and liabilities and did not identify the need to adjust other balances to present value.

Ultrapar Participações S.A. and Subsidiaries

Notes to the interim financial statements

(In thousands of Reais, unless otherwise stated)

4       Principles of consolidation and investments in affiliates

The consolidated financial statements were prepared following the basic principles of consolidation established by the Brazilian Corporate Law and CVM standards, including the following direct and indirect subsidiaries:
		% interest in the share capital – Jun. 30, 2009		% interest in the share capital – Mar. 31, 2009
	Location	Direct control	Indirect control	Direct control	Indirect control

Ultracargo - Operações Logísticas e Participações Ltda.	Brazil	100	-	100	-
Transultra - Armazenamento e Transporte Especializado Ltda.	Brazil	-	100	-	100
Petrolog Serviços e Armazéns Gerais Ltda.	Brazil	-	100	-	100
Terminal Químico de Aratu S.A. – Tequimar	Brazil	-	99	-	99
União Vopak Armazéns Gerais Ltda.	Brazil	-	50	-	50
Ultracargo Argentina S.A.	Argentina	-	100	-	-
Melamina Ultra S.A. Indústria Química	Brazil	-	99	-	99
Oxiteno S.A. Indústria e Comércio	Brazil	100	-	100	-
Oxiteno Nordeste S.A. Indústria e Comércio	Brazil	-	99	-	99
Oxiteno Argentina Sociedad de Responsabilidad Ltda.	Argentina	-	100	-	100
Oleoquímica Indústria e Comércio de Produtos Químicos Ltda.	Brazil	-	100	-	100
Barrington S.L.	Spain	-	100	-	100
Oxiteno Mexico S.A. de C.V.	Mexico	-	100	-	100
Oxiteno Servicios Corporativos S.A. de C.V.	Mexico	-	100	-	100
Oxiteno Servicios Industriales S.A. de C.V.	Mexico	-	100	-	100
Oxiteno USA LLC	United States	-	100	-	100
Oxiteno International Corp.	Virgin Islands	-	100	-	100
Oxiteno Overseas Corp.	Virgin Islands	-	100	-	100
Oxiteno Andina, C.A.	Venezuela	-	100	-	100
Oxiteno Europe SPRL	Belgium	-	100	-	100
U.A.T.S.P.E. Empreendimentos e Participações Ltda.	Brazil	-	100	-	100
Empresa Carioca de Produtos Químicos S.A.	Brazil	-	100	-	100
Companhia Brasileira de Petróleo Ipiranga	Brazil	100	-	100	-
am/pm Comestíveis Ltda.	Brazil	-	100	-	100
Centro de Conveniências Millennium Ltda.	Brazil	-	100	-	100
Conveniência Ipiranga Norte Ltda.	Brazil	-	100	-	100
Ipiranga Trading Limited	Virgin Islands	-	100	-	100
Tropical Transportes Ipiranga Ltda.	Brazil	-	100	-	100
Ipiranga Imobiliária Ltda.	Brazil	-	100	-	100
Ipiranga Logística Ltda.	Brazil	-	100	-	100
Maxfácil Participações S.A.	Brazil	-	50	-	50
Isa-Sul Administração e Participações Ltda.	Brazil	-	100	-	100
Comercial Farroupilha Ltda.	Brazil	-	100	-	100
Companhia Ultragaz S.A.	Brazil	-	99	-	99
Bahiana Distribuidora de Gás Ltda.	Brazil	-	100	-	100
Utingás Armazenadora S.A.	Brazil	-	56	-	56
LPG International Inc.	Cayman Islands	-	100	-	100
Imaven Imóveis Ltda.	Brazil	-	100	-	100
Sociedade Brasileira de Participações Ltda.	Brazil	-	100	5	95
Sociedade Anônima de Óleo Galena Signal (**)	Brazil	-	100	-	100
Ipiranga Produtos de Petróleo S.A.(**)	Brazil	-	100	-	100
Refinaria de Petróleo Riograndense S.A. (*)	Brazil	33	-	33	-
SERMA - Ass. dos usuários equip. proc. de dados	Brazil	-	100	-	100

Ultrapar Participações S.A. and Subsidiaries

Notes to the interim financial statements

(In thousands of Reais, unless otherwise stated)

(*)	Proportional consolidation, as established in Article 32 of CVM Instruction 247/96 (control shared equally among Petrobras, Ultrapar and Braskem, since April 2007).

(**)         In August 2008, the Company, through the subsidiary Sociedade Brasileira de Participações Ltda. (“SBP”), entered into a purchase agreement with Chevron Latin America Marketing LLC and Chevron Amazonas LLC (collectively, “Chevron”) for the purchase of 100% of the shares issued by Chevron Brasil Ltda. (“CBL”) and by Sociedade Anônima de Óleo Galena Signal (“Galena”), subsidiaries of Chevron that held Texaco fuel distribution business in Brazil (“Texaco”). On March 31, 2009, the acquisition was closed and SBP disbursed the amount of R$ 1,106 million, in addition to the US$ 38 million advanced payment made to Chevron in August 2008. The terms of acquisition do not include the assumption of Texaco’s net debt. As from April 1st, 2009, the operations of Texaco were consolidated in the Company´s financial statements. Adjustments to working capital are being calculated and will be settled with Chevron thereafter. Until this moment, goodwill breaks down into R$ 213,835 based on future profitability, and R$ 344,418, based on the difference between the market value and the carrying value of the assets. On May 16, 2009, the subsidiary CBL had its name changed to Ipiranga Produtos de Petróleo S.A. (“IPP”).

Investments of one company in the other, balances of asset and liability accounts and revenues and expenses were eliminated, as well as the effects of significant transactions conducted between the companies. The interest of minority shareholders in the subsidiaries is indicated in the financial statements.

Ultrapar Participações S.A. and Subsidiaries

Notes to the interim financial statements

(In thousands of Reais, unless otherwise stated)

5       Financial assets

Financial investments with first-rate banks are substantially represented by money invested: (i) in Brazil, in debentures, certificates of deposit of first-rate financial institutions linked to the Interbank Certificate of Deposit (CDI) and in Federal government bonds; (ii) abroad, in certificates of deposits of first-rate financial institutions and in short-term investment funds with a portfolio composed of bonds issued by the U.S. Government; and (iii) currency and interest rate hedging instruments.

	Parent		Consolidated

	06/30/2009	03/31/2009	06/30/2009	03/31/2009

Financial investments
In local currency
Fixed-income securities and funds	933,774	791,407	916,675	719,478

In foreign currency
Linked notes (a)	-	-	117,463	142,612
Fixed-income securities and funds	-	-	262,362	515,552

Income from currency and interest hedging instruments (b)	-	-	(23,210)	33,283

Total financial investments	933,774	791,407	1,273,290	1,410,925

Current	162,904	41,407	1,266,097	1,403,732

Non-current	770,870	750,000	7,193	7,193

(a) Represents US$ 60 million in linked notes (“Linked Notes”) to notes issued by the subsidiary Companhia Ultragaz S.A. in the foreign market in 1997 (“Original Notes”). In April 2006, the subsidiary Oxiteno Overseas Corp., the then owner of the Original Notes, sold such notes to a foreign financial institution. Simultaneously, the subsidiary purchased the Linked Notes from that financial institution. Such transaction enables a financial gain to the subsidiary corresponding to the difference between the interest rate paid on Linked Notes and Original Notes, as remarked in Note 16.c). This financial instrument was classified as loans and receivables for measurement purposes (see Note 3.c).

(b) Accumulated gains, net of income tax (see Note 21).

Ultrapar Participações S.A. and Subsidiaries

Notes to the interim financial statements

(In thousands of Reais, unless otherwise stated)

In accordance with Resolution CVM 566/08, the financial assets of the Company and its subsidiaries were classified, according to their characteristics and the Company’s intention, into: (i) measured at fair value through income; (ii) held to maturity; (iii) available for sale; and (iv) loans and receivables, as shown on the table below.

	Consolidated

	06/30/2009	03/31/2009

Measured at fair value through income	875,831	705,929
Held to maturity	7,193	7,193
Available for sale	272,803	555,191
Loans and receivables	117,463	142,612

	1,273,290	1,410,925

For the preparation of the Company’s Statements of cash flows, cash and cash equivalents mean the balances of the accounts: (i) Cash and banks and (ii) Short-term investments classified as measured at fair value through income, excluding currency and interest rate hedging instruments, as shown below:

	Consolidated

	06/30/2009	03/31/2009

Cash and banks	290,737	166,036
Short-term investments measured at fair value through income (except currency and interest rate hedging instruments)	899,041	672,646
	1,189,778	838,682

Ultrapar Participações S.A. and Subsidiaries

Notes to the interim financial statements

(In thousands of Reais, unless otherwise stated)

6       Trade receivables (Consolidated)

	06/30/2009	03/31/2009

Domestic customers	1,502,642	1,321,546
Customer financing - Ipiranga	464,004	338,570
Foreign customers	122,639	108,657
(-) Advances on negotiable instruments issued	(60,954)	(56,561)
(-) Allowance for doubtful accounts	(110,846)	(61,605)
	1,917,485	1,650,607

Current	1,707,884	1,451,635

Non-current	209,601	198,972

Customer financing is provided for renovation and upgrading of service stations, purchase of products, and development of the fuel and lubricant distribution market.

Movements in the allowance for doubtful accounts are as follows:

Balance as of March 31, 2009	61,605
Initial balance of Texaco	43,115
Additions	8,217
Write-offs	(2,091)
Balance as of June 30, 2009	110,846

Ultrapar Participações S.A. and Subsidiaries

Notes to the interim financial statements

(In thousands of Reais, unless otherwise stated)

7       Inventories (Consolidated)

	06/30/2009			03/31/2009

	Cost	Provision for loss	Net balance	Cost	Provision for loss	Net balance

Finished goods	218,459	(19,787)	198,672	271,145	(22,618)	248,527
Work in process	3,899	-	3,899	4,007	-	4,007
Raw materials	143,974	(55)	143,919	197,768	(132)	197,636
Liquefied petroleum gas (LPG)	17,937	-	17,937	23,440	-	23,440
Fuels, lubricants and greases	524,208	(1,139)	523,069	315,079	(650)	314,429
Consumable materials and bottles for resale	40,826	(994)	39,832	44,258	(982)	43,276
Advances to suppliers	37,597	-	37,597	24,631	-	24,631
Properties for resale	14,701	-	14,701	15,181	-	15,181
	1,001,601	(21,975)	979,626	895,509	(24,382)	871,127

Movements in the allowance for doubtful accounts are as follows:

Balance as of March 31, 2009	24,382
Addition or (write-off)	(2,407)
Balance as of June 30, 2009	21,975

Ultrapar Participações S.A. and Subsidiaries

Notes to the interim financial statements

(In thousands of Reais, unless otherwise stated)

8       Recoverable taxes

Are substantially represented by credit balances of Tax on Goods and Services (ICMS), Contribution to Social Security Funding (COFINS), Social Integration Plan (PIS), and Income Tax and Social Contribution.

	Parent		Consolidated

	06/30/2009	03/31/2009	06/30/2009	03/31/2009

IRPJ and CSLL	48,543	38,659	114,983	109,643
ICMS	-	-	232,949	143,231
Adjustment to present value of ICMS on fixed assets - CIAP (see Note 3.q)	-	-	(4,547)	(4,932)
Provision for ICMS losses (*)	-	-	(70,981)	(34,569)
PIS and COFINS	21	21	68,307	100,959
Value-Added Tax (IVA) on the subsidiaries Oxiteno Mexico S.A. de C.V. and Oxiteno Andina, C.A.	-	-	7,066	11,036
IPI	-	-	16,239	12,896
Others	20	61	5,978	3,853
Total	48,584	38,741	369,994	342,117

Current	44,069	38,741	337,202	295,053

Non-current	4,515	-	32,792	47,064

(*)	The provision relates to credit balances that the subsidiaries estimate to be unable to offset in the future.

Movements in the provision for ICMS losses are as follows:

Balance as of March 31, 2009	34,569
Initial balance of Texaco	36,296
Addition of provision	432
Write-offs	(316)
Balance as of June 30, 2009	70,981

The balance of ICMS includes credits of the Camaçari – BA site of the subsidiary Oxiteno Nordeste S.A. Indústria e Comércio, in the amount of R$ 51,080 as of June 30, 2009 (R$ 57,050 as of March 31, 2009). The subsidiary has authorization from the tax authorities to transfer the credit balance to third parties. The provision for loss of credits of the site was established based on the maximum discount expected in their sale. IPI, PIS and COFINS credits are used to offset other federal taxes.

Ultrapar Participações S.A. and Subsidiaries

Notes to the interim financial statements

(In thousands of Reais, unless otherwise stated)

9       Related parties

a) Related companies

	Parent
	Loans
	Assets	Liabilities

Companhia Ultragaz S.A.	10,810	-
Melamina Ultra S.A. Indústria Química	-	436

Total as of June 30, 2009	10,810	436

Total as of March 31, 2009	63,419	1,825

	Consolidated
	Loans		Commercial transactions

	Assets	Liabilities	Receivable	Payable

Braskem S.A.	-	-	-	3,431
Copagaz Distribuidora de Gas Ltda.	-	-	288	-
Química da Bahia Indústria e Comércio S.A.	-	3,311	-	-
Oxicap Indústria de Gases Ltda.	5,305	-	-	1,063
Petróleo Brasileiro S.A. - Petrobras	-	-	-	236,209
Quattor Químicos Básicos S.A.	-	-	-	2,488
Refinaria de Petróleo Riograndense S.A.(*)	-	-	-	12,311
SHV Gás Brasil Ltda.	-	-	113	-
Liquigás Distribuidora S.A.	-	-	279	-
Other	335	863	62	-

Total as of June 30, 2009	5,640	4,174	742	255,502

Total as of March 31, 2009	5,305	3,389	1,691	132,015

Ultrapar Participações S.A. and Subsidiaries

Notes to the interim financial statements

(In thousands of Reais, unless otherwise stated)

	Consolidated
	Transactions

	Sales	Purchases

Copagaz Distribuidora de Gas Ltda.	1,233	-
Petróleo Brasileiro S.A. - Petrobras	41,040	10,063,611
Braskem S.A	6,287	232,080
Oxicap Indústria de Gases Ltda.	2	5,701
Servgás Distribuidora de Gas S.A.	416	-
Liquigás Distribuidora S.A.	1,943	-
SHV Gás Brasil Ltda.	411	-
Refinaria de Petróleo Riograndense S.A. (*)	-	290,586
Quattor Químicos Básicos S.A.	-	37,151

Total as of June 30, 2009	51,332	10,629,129

Total as of June 30, 2008	9,808	9,130,376

(*)	Relates to the non-eliminated portion of the transactions between RPR and CBPI, since RPR is proportionally consolidated and CBPI is fully consolidated.

Purchase and sale transactions relate substantially to the purchase of raw materials, inputs, transportation and storage services based on arm’s length market prices and terms with customers and suppliers with comparable operational performance. Borrowing agreements are for an indeterminate period and do not contain interest clauses. In the opinion of the Company’s Management, transactions with related parties are not subject to settlement risk, which is why no allowance for doubtful accounts or collaterals are provided. Collaterals provided by the Company in borrowings and financing of subsidiaries and affiliates are mentioned in Note 16.f). The transactions of the Company and its subsidiaries related to post-employment benefits are described in Note 23.

Ultrapar Participações S.A. and Subsidiaries

Notes to the interim financial statements

(In thousands of Reais, unless otherwise stated)

b) Key Management personnel - Compensation (Consolidated)

As of June 30, 2009, the Company and its subsidiaries recorded expenses for compensation of its key personnel (Company’s directors and designated officers) in the amount of R$ 11,049 (R$ 12,720 as of June 30, 2008). Out of this total, R$ 10,075 relates to short-term compensation (R$ 11,851 as of June 30, 2008), R$ 686 to compensation in stock (R$ 641 as of June 30, 2008), and R$ 288 (R$ 228 as of June 30, 2008) to post-employment benefits.

c) Stock plan (Consolidated)

At a Special General Meeting held on November 26, 2003, a benefit plan was approved for managers of the Company and its subsidiaries, which provides: (i) initial award of beneficial ownership of shares issued by the Company held in treasury by the subsidiaries at which the beneficiary managers are employed; and (ii) transfer of title to the shares within five to ten years after the initial award, subject to continuation of employment of the beneficiary manager with the Company and its subsidiaries. The total amount awarded to executives as of June 30, 2009, including tax charges, was R$ 22,407 (R$ 22,407 as of March 31, 2009). Such amount is being amortized over a period of five to ten years after the award, and amortization for the period ended in June 30, 2009 in the amount of R$ 1,018 (R$ 814 on June 30, 2008) was recorded as operating expense for the year. The values of the awards were determined on the date of award based on the market value of these shares on BM&FBovespa.

The chart below summarizes the information on the shares awarded to executives of the Company:

Date of award	Restricted shares awarded	Market value of shares (in R$)	Total compensation costs, including taxes	Accumulated compensation costs recorded	Accumulated compensation costs not recorded

October 7, 2008	174,000	39.97	9,593	(762)	8,831
December 12, 2007	40,000	64.70	3,570	(687)	2,883
November 9, 2006	51,800	46.50	3,322	(886)	2,436
December 14, 2005	23,400	32.83	1,060	(380)	680
October 4, 2004	41,975	40.78	2,361	(1,122)	1,239
December 17, 2003	59,800	30.32	2,501	(1,396)	1,105
	390,975		22,407	(5,233)	17,174

Ultrapar Participações S.A. and Subsidiaries

Notes to the interim financial statements

(In thousands of Reais, unless otherwise stated)

10       Income tax and social contribution

a.       Deferred income tax and social contribution

The Company and its subsidiaries recognize tax credits and debits, which are not subject to limitation periods, resulting from tax losses, temporary additions, negative tax bases and revaluation of fixed assets, among others. Credits are sustained by the continued profitability of their operations. Deferred income tax and social contribution are recorded under the following categories:

	Parent		Consolidated

	06/30/2009	03/31/2009	06/30/2009	03/31/2009

Assets - Deferred income tax and social contribution on:
Provision for loss of assets	-	-	26,112	25,183
Provisions for contingencies	171	147	66,882	62,145
Provision for post-employment benefit (see Note 23.b)	-	-	23,684	23,684
Provision for differences between cash and accrual basis	-	-	12,584	301
Goodwill paid on investments (see Note 14)	-	-	292,334	306,514
Other provisions	68	65	25,305	18,898
Tax losses and negative tax base for the social contribution to offset	343	693	88,791	78,104

Total	582	905	535,692	514,829

Current	411	758	157,639	112,625

Non-current	171	147	378,053	402,204

Liabilities - Deferred income tax and social contribution on:
Revaluation of fixed assets	-	-	476	498
Accelerated depreciation	-	-	135	140
Provision for differences between cash and accrual basis	-	-	8,127	17,555
Temporary differences of foreign subsidiaries	-	-	3,190	10,058
Implementation of Law 11,638/07 (*)	-	-	6,549	6,392

Total	-	-	18,477	34,643

Current	-	-	2,630	11,843

Non-current	-	-	15,847	22,800

Ultrapar Participações S.A. and Subsidiaries

Notes to the interim financial statements

(In thousands of Reais, unless otherwise stated)

(*)	The Company and its subsidiaries adopted the Transition Tax Regime (RTT) provided for by Law 11941/09.

The estimated recovery of deferred tax assets relating to income tax and social contribution is stated as follows:

	Parent	Consolidated

Up to 1 year	411	157,639
From 1 to 2 years	-	80,873
From 2 to 3 years	-	68,026
From 3 to 5 years	171	162,652
From 5 to 7 years	-	58,476
From 7 to 10 years	-	8,026

	582	535,692

Ultrapar Participações S.A. and Subsidiaries

Notes to the interim financial statements

(In thousands of Reais, unless otherwise stated)

b.       Reconciliation of income tax and social contribution on income

Income tax and social contribution taxes are reconciled to the official tax rates as follows:

	Parent		Consolidated

	06/30/2009	06/30/2008	06/30/2009	06/30/2008

Earnings (losses) before taxes and equity in income of affiliates, after employee profit sharing	(44,998)	(62,390)	257,018	258,412
Official tax rates - %	34	34	34	34
Income tax and social contribution at the official tax rates	15,299	21,213	(87,386)	(87,860)
Adjustments to the actual rate:
Operating provisions and nondeductible expenses/nontaxable revenues	-	(5)	(1,802)	13,119
Adjustment to estimated income	-	-	5,510	2,850
Interest on equity	(14,960)	-	-	-
Workers Meal Program (PAT)	-	-	232	182
Other adjustments	-	-	3,801	(838)
Income tax and social contribution before tax incentives	339	21,208	(79,645)	(72,547)

Tax incentives - ADENE	-	-	9,777	15,973
Income tax and social contribution in the income statement	339	21,208	(69,868)	(56,574)

Current	-	-	(78,215)	(72,805)
Deferred	339	21,208	(1,430)	258
Tax incentives - ADENE	-	-	9,777	15,973

Ultrapar Participações S.A. and Subsidiaries

Notes to the interim financial statements

(In thousands of Reais, unless otherwise stated)

c.       Tax exemption

The following subsidiaries are entitled to partial or total exemption from IRPJ under the government’s program for development of Northeastern Brazil:

Subsidiary	Units	Incentive - %	Expiration

Oxiteno Nordeste S.A. Indústria e Comércio	Camaçari plant	75	2016

Bahiana Distribuidora de Gás Ltda.	Mataripe base	75	2013
	Suape base (*)	100	2007
	Aracaju base (**)	75	2017
	Caucaia base	75	2012

Terminal Químico de Aratu S.A. – Tequimar	Aratu terminal	75	2012
	Suape terminal	75	2015

(*)
Tax exemption of the Suape base expired in December 2007, and a request was filed with the Agency for the Development of the Northeast (ADENE), responsible for managing this incentive plan, asking for 75% tax relief until 2017. If this 75% relief is not granted, the subsidiary will file another request with ADENE for 12.5% relief until 2013, to which it is entitled because it is located in an incentive area and is considered a priority economic activity for the development of the region. As a result, the subsidiary has not recorded the tax benefit for this unit.

(**)
Due to the upgrade of the Aracaju base, the Agency for the Development of the Northeast (ADENE) approved an increase in the income tax relief from 25% to 75% until 2017, through a report issued on December 19, 2008. In May 2009, the period of 120 days that Federal Revenue Service had to express itself about the tax benefit report expired, fact that allowed the subsidiary to record the tax benefit in the accumulated amount of R$ 850.

Ultrapar Participações S.A. and Subsidiaries

Notes to the interim financial statements

(In thousands of Reais, unless otherwise stated)

11	Prepaid expenses (Consolidated)

	06/30/2009	03/31/2009

Rents	28,577	23,235
Advertising and publicity	15,700	20,392
Insurance premiums	8,326	11,285
Purchases of meal and transportation tickets	2,833	2,820
Taxes and other prepaid expenses	18,782	10,730

	74,218	68,462

Current	51,197	44,715

Non-current	23,021	23,747

Ultrapar Participações S.A. and Subsidiaries

Notes to the interim financial statements

(In thousands of Reais, unless otherwise stated)

12	Investments

a.           Subsidiaries (parent company)

	Investments		Equity
	06/30/2009	03/31/2009	06/30/2009	06/30/2008

Companhia Brasileira de Petróleo Ipiranga	2,616,330	2,633,980	196,641	172,324
Oxiteno S.A. Indústria e Comércio	1,559,077	1,551,023	22,433	51,155
Ultracargo – Operações Logísticas e Participações Ltda.	637,255	626,394	17,840	1,746
Sociedade Brasileira de Participações Ltda.	-	62,861	(17,076)	-
Refinaria de Petróleo Riograndense S.A. (joint control)	(6,002)	(11,888)	9,302	(14,754)
Distribuidora de Produtos de Petróleo Ipiranga S.A. (i)	-	-	-	16,510
Ultragaz Participações Ltda. (i)	-	-	-	12,133
Imaven Imóveis Ltda.	-	-	-	2,286
	4,806,660	4,862,370	229,140	241,400

(i)	Subsidiaries merged in the last quarter of 2008 into Companhia Brasileira de Petróleo Ipiranga.

b.           Affiliated companies (consolidated)

	Investments		Equity
	06/30/2009	03/31/2009	06/30/2009	06/30/2008

Transportadora Sulbrasileira de Gás S.A.	6,589	7,310	(69)	12
Química da Bahia Indústria e Comércio S.A. (ii)	3,752	3,612	118	(91)
Oxicap Indústria de Gases Ltda. (ii)	1,928	1,958	(10)	160
Metalúrgica Plus S.A. (ii)	-	-	-	(22)
	12,269	12,880	39	59

(ii) Interim financial statements audited by other independent auditors.

In the interim consolidated financial statements, the investment of the subsidiary Oxiteno S.A. Indústria e Comércio in the affiliate Oxicap Indústria de Gases Ltda. is valued by the equity method of accounting based on its financial statements as of May 31, 2009, while the other affiliates are valued based on the interim financial statements as of June 30, 2009.

Ultrapar Participações S.A. and Subsidiaries

Notes to the interim financial statements

(In thousands of Reais, unless otherwise stated)

13       Fixed assets (Consolidated)

		06/30/2009				03/31/2009
	Average annual depreciation rate - %
			Accumulated depreciation	Provision for loss
		Cost			Net	Net

Lands	-	392,510	-	(197)	392,313	192,053
Buildings	4	1,057,642	(403,780)	-	653,862	467,616
Leasehold improvements	6	328,627	(155,294)	-	173,333	134,598
Machinery and equipment	10	2,432,311	(890,874)	(1,591)	1,539,846	1,430,998
Light fuel/lubricant distribution equipment and facilities	10	1,190,566	(724,829)	-	465,737	395,280
LPG tanks and bottles	10	339,390	(191,024)	-	148,366	129,815
Vehicles	21	240,816	(179,676)	-	61,140	62,047
Furniture and utensils	10	88,534	(49,609)	-	38,925	31,671
Construction in progress	-	166,528	-	-	166,528	165,943
Advances to suppliers	-	75,358	-	-	75,358	89,873
Imports in progress	-	1,745	-	-	1,745	1,687
Computer equipment	20	169,266	(133,058)	-	36,208	35,827
		6,483,293	(2,728,144)	(1,788)	3,753,361	3,137,408

There were no changes in the provision for losses during the first semester of 2009.

Construction in progress relates substantially to: (i) expansions and renovations in industrial facilities and (ii) construction and upgrade of service stations and fuel distribution bases.

Advances to suppliers of fixed assets relate basically to toll manufacturing of equipment for expansion of plants.

As permitted by Law 11638/07 and Resolution CVM 565/08, the Company decided to maintain the revaluation balances until their realization, through depreciation or write-off, and they became part of the cost value of the goods. As of June 30, 2009, the revaluation balance of fixed assets was R$ 21,795 (R$ 22,278 as of March 31, 2009).

Ultrapar Participações S.A. and Subsidiaries

Notes to the interim financial statements

(In thousands of Reais, unless otherwise stated)

14       Intangible assets (Consolidated)

		06/30/2009				03/31/2009
	Average annual amortization rate - %	Cost	Accumulated amortization	Provision for losses	Net	Net

Goodwill	-	813,622	(103,046)	-	710,576	496,741
Software	20	216,586	(141,760)	-	74,826	70,121
Technology	20	18,141	(5,195)	-	12,946	13,713
Commercial property rights	3	16,334	(3,044)	-	13,290	13,427
Market rights	20	17,561	(13,977)	-	3,584	3,658
Others	10	3,860	(698)	(1,084)	2,078	529
		1,086,104	(267,720)	(1,084)	817,300	598,189

Movements in intangible assets as of June 30, 2009 are as follows:

	Goodwill	Software	Technology	Commercial property rights	Market rights	Others	Total
Balance at March 31, 2009	496,741	70,121	13,713	13,427	3,658	529	598,189
Additions	213,835	10,828	-	-	405	2,063	227,131
Write-offs	-	12	-	-	-	-	12
Amortization	-	(6,135)	(767)	(137)	(479)	(514)	(8,032)
Balance at June 30, 2009	710,576	74,826	12,946	13,290	3,584	2,078	817,300
Average annual amortization rate - %		20	20	3	20	10

In the income for the semester, the amount of R$ 8,032 was recorded as amortization of intangible assets, of which R$ 6,129 was classified as expenses and the rest was allocated to production and service cost.

Goodwill from acquisition of companies was amortized as of December 31, 2008, when its amortization ended, and the net remaining balance is tested for impairment annually.

The Company has the following balances of goodwill as of June 30, 2009 and March 31, 2009, net of tax effects (See Note 10.a):

Ultrapar Participações S.A. and Subsidiaries

Notes to the interim financial statements

(In thousands of Reais, unless otherwise stated)

	06/30/2009	03/31/2009
Goodwill on the acquisition of:
Ipiranga	276,724	276,724
União Terminais	211,089	211,089
Texaco (*)	213,835	-
Others	8,928	8,928
	710,576	496,741

(*) On March 31, 2009, the subsidiary SBP finalized the acquisition of Texaco (see Notes 4 and 20).

Software includes user licenses and costs for the implementation of the various systems used by the Company and its subsidiaries, such as: integrated management and control, financial management, foreign trade, industrial automation, operational transportation and storage management, accounting information and other systems.

The Company records as technology certain rights held by the subsidiaries Oxiteno S.A. Indústria e Comércio, Oxiteno Nordeste S.A. Indústria e Comércio, and Oleoquímica Indústria e Comércio de Produtos Químicos Ltda. Such licenses cover the production of ethylene oxide, ethylene glycols, ethanolamines, glycol ethers, ethoxylates, solvents, fatty acids from vegetable oils, fatty alcohols, and specialty chemicals, which products are supplied to various industries.

Commercial property rights include those described below:

•
On July 11, 2002, the subsidiary Tequimar executed an agreement with CODEBA – Companhia das Docas do Estado da Bahia, which allows exporting from the area in which the Aratu Terminal is located for 20 years, renewable for a like period. The price paid by Tequimar was R$ 12,000, which is being amortized over the period from August 2002 to July 2042.

•
In addition, the subsidiary Tequimar has a lease contract for an area adjacent to the Port of Santos for 20 years from December 2002, renewable for a like period, which allows the construction, operation, and use of a terminal for liquid bulk unloading, tank storage, handling, and distribution. The price paid by Tequimar was R$ 4,334, which is being amortized over the period from August 2005 to December 2022.

Research & development expenses amounted to R$ 5,458 in the income for the period ended as of June 30, 2009 (R$ 4,697 in the income as of June 30, 2008).

Ultrapar Participações S.A. and Subsidiaries

Notes to the interim financial statements

(In thousands of Reais, unless otherwise stated)

15    Deferred charges (Consolidated)

		06/30/2009			03/31/2009
	Average annual amortization rate - %
		Cost	Accumulated amortization	Net	Net

Restructuring costs	26	25,910	(13,254)	12,656	14,128

Restructuring costs relate to the LPG distribution business, namely: (i) costs for expansion projects involving new regions of activity and (ii) costs for restructuring the home distribution network to increase the contribution margin and expand the bottled gas business through new dealers. Costs will be maintained in this group until they are fully amortized, which will occur in December 2013.

Ultrapar Participações S.A. and Subsidiaries

Notes to the interim financial statements

(In thousands of Reais, unless otherwise stated)

16    Financing, debentures and finance lease - Consolidated

a.           Composition

Description	06/30/2009	03/31/2009	Index/Currency	Annual financial charges 2009 - %	Maturity
Foreign currency:
Notes in the foreign market (b)	482,632	582,756	US$	+7.2	2015
Notes in the foreign market (c)	117,151	142,147	US$	+9.0	2020
Syndicated loan (c)	116,909	139,917	US$ + LIBOR (i)	+1.2	2011
ACC	105,564	130,150	US$	+1.2 to 7.0	<189 days
BNDES	42,852	49,160	US$	+5.5 to 8.6	2010 to 2015
Financial institutions	37,642	46,495	US$ + LIBOR (i)	+1.1 to 2.1	2009 to 2011
Financial institutions	12,342	14,541	MX$ + TIIE (ii)	+1.0 to 4.0	2009 to 2014
FINIMP - União Terminais	4,023	4,740	US$	+7.0 to 7.8	2009 to 2012
Financial institutions	2,078	326	Bs (iv)	+19.0 to 28.0	2010 to 2013
BNDES	1,130	2,372	UMBNDES (iii)	+6.4 to 8.2	2009 to 2011
Subtotal	922,323	1,112,604

Local currency:
Debentures (d)	1,197,106	-	CDI	+3.0	2012
Promissory notes (d)	-	1,239,967	CDI	+3.6	2009
Banco do Brasil	539,174	528,838	CDI	91.0 to 95.0	2009 to 2010
Caixa Econômica Federal	493,188	493,475	CDI	120.0	2012
BNDES	387,719	393,968	TJLP (v)	+1.5 to 4.8	2009 to 2018
Banco do Nordeste do Brasil	119,194	103,519	FNE (vi)	8.5 to 10.0	2018
Working capital loan - MaxFácil	106,228	111,514	CDI	100.0	2010
FINEP	59,589	63,464	TJLP (v)	-2.0 to +5.0	2009 to 2014
Working capital loan - União Terminais/RPR	40,936	31,090	CDI	105.0 to 130.1	2009 to 2011
FINAME	27,294	33,563	TJLP (v)	+2.0 to 5.1	2009 to 2013
Postfixed finance lease (e)	19,104	21,888	CDI	+0.3 to 1.6	2009 to 2011
Prefixed finance lease (e)	1,435	1,115	R$	+13.0 to 15.9	2010 to 2014
Others	3,060	3,474	CDI	+0.3 to 0.5	2009 to 2011
Subtotal	2,994,027	3,025,875

Total of financing, debentures and finance lease	3,916,350	4,138,479

Current	885,594	2,083,541

Non-current	3,030,756	2,054,938

Ultrapar Participações S.A. and Subsidiaries

Notes to the interim financial statements

(In thousands of Reais, unless otherwise stated)

(i)	LIBOR = London Interbank Offered Rate

(ii)	MX$ = Mexican peso; TIIE = Mexican interbank balance interest rate.

(iii)
UMBNDES = monetary unit of BNDES (Banco Nacional de Desenvolvimento Econômico e Social) is a “basket of currencies” representing the composition of foreign currency debt obligations of BNDES. As of June 2009, 95% of this composition reflected the U.S. dollar.

(iv)	Bs = Venezuelan Bolivar.

(v)	TJLP = set by the National Monetary Council, TJLP is the basic financing cost of BNDES.

(vi)	FNE = Northeast Constitutional Financing Fund.

The long-term amounts break down as follows by year of maturity:

	06/30/2009	03/31/2009

From 1 to 2 years	516,384	349,097
From 2 to 3 years	1,661,343	728,455
From 3 to 4 years	104,754	106,009
From 4 to 5 years	68,339	76,203
More than 5 years	679,936	795,174
	3,030,756	2,054,938

As provided in Resolution CVM 556/08, transaction costs and issue premiums associated with fund raising by the Company and its subsidiaries were added to their financial liabilities, and the effective interest rate of each fund raised was calculated.

b.           Notes in the foreign market

In December 2005, the subsidiary LPG International Inc. issued US$ 250 million in notes in the foreign market, with maturity in December 2015 and financial charge of 7.25% p.a., paid semiannually, with the first payment due June 2006. The issue price was 98.75% of the face value of the note, which represented a total return of 7.429% p.a. for the investor at the time of issuance. The notes were secured by the Company and Oxiteno S.A. Indústria e Comércio.

As a result of the issuance of notes in the foreign market, the Company and its subsidiaries, as mentioned above, are subject to certain commitments, including:

•	Limitation of transactions with shareholders owning more than 5% of any class of stock of the Company that are not as favorable to the Company as available in the market.

•
Required resolution of the Board of Directors for transactions with related parties in an amount exceeding US$ 15 million (except for transactions of the Company with subsidiaries and between subsidiaries).

Ultrapar Participações S.A. and Subsidiaries

Notes to the interim financial statements

(In thousands of Reais, unless otherwise stated)

•	Restriction on transfer of all or substantially all assets of the Company and its subsidiaries.

•	Restriction on encumbrance of assets exceeding US$ 150 million or 15% of the value of the consolidated tangible assets.

The restrictions imposed on the Company and its subsidiaries are usual in transactions of this kind and have not limited their ability to conduct their business to date.

 c.          Notes in the foreign market

In June 1997, the subsidiary Companhia Ultragaz S.A. issued US$ 60 million in notes in the foreign market (Original Notes), with maturity in 2005, and in June 2005 obtained the extension of the maturity of these notes for June 2020, with put/call option in June 2008, which was not exercised by the subsidiary and financial institutions. The next put/call option will be on June 2011.

In June 2005, the subsidiary Oxiteno Overseas Corp. acquired all the Original Notes issued by Companhia Ultragaz S.A. with funds from a syndicated loan in the amount of US$ 60 million with maturity in June 2008 and financial charge of 5.05% p.a. In June 2008, the syndicated loan was renewed under the same conditions, but the financial charges have been changed to LIBOR + 1.25% p.a. The syndicated loan is secured by the Company and Oxiteno S.A. Indústria e Comércio.

As a result of the issuance of the syndicated loan, some obligations other than those in Note 16.b) must be maintained by the Company:

•	Maintenance of a financial index, determined by the ratio between net debt and consolidated Earnings Before Interest, Taxes, Depreciation and Amortization (EBITDA), at less than or equal to 3.5.

•	Maintenance of a financial index, determined by the ratio between consolidated EBITDA and consolidated net financial expenses, higher than or equal to 1.5.

The restrictions imposed on the Company and its subsidiaries are usual in transactions of this kind and have not limited their ability to conduct their business to date.

In April 2006, the subsidiary Oxiteno Overseas Corp. sold the Original Notes issued by Companhia Ultragaz S.A. to a financial institution. Simultaneously, the subsidiary acquired from that financial institution notes linked to the Original Notes (the Linked Notes), as described in Note 5, thus obtaining an additional return on this investment. The transaction matures in 2020, and both the subsidiary and the financial institution may prepay it. In case of insolvency of the financial institution, Companhia Ultragaz S.A. would have to settle the Original Notes, but Oxiteno Overeseas Corp. would continue to be the creditor of the Linked Notes.

Ultrapar Participações S.A. and Subsidiaries

Notes to the interim financial statements

(In thousands of Reais, unless otherwise stated)

d.           Debentures and Promissory Notes

In June 2009, the Company issued its third tranche of debentures in single series of 1,200 simple debentures, not convertible into shares, with the following features:

Face value of each:	R$ 1,000,000.00
Final maturity:	May 19, 2012
Payment of the face value:	Lump sum at final maturity
Interest:	100% CDI + 3.0% p.a.
Payment of interest:	Lump sum at final maturity
Reprice:	Not aplicable

The funds obtained with this issuance were used for the payment, in June 2009, of 120 Promissory Notes in the total amount of R$ 1,200,000 issued by the Company in December 2008. The issuance of debentures allowed Ultrapar lengthen its debt profile, reduce its cost of financing from CDI + 3.6% to CDI + 3.0% p.a., improving its financial flexibility and increasing its liquidity.

e.   Finance leases

The subsidiaries CBPI, Serma, SBP and Tequimar have finance lease contracts primarily related to fuel distribution equipment, such as tanks, pumps, VNG compressors, computer equipment and vehicles. These contracts have terms between 36 and 60 months.

The subsidiaries have the option to purchase the assets at a price substantially lower than the fair price on the date of option, and Management intends to exercise such option. No restrictions are imposed on these agreements.

The amounts of the fixed assets, net of depreciation, and of the liabilities corresponding to such equipment, recorded in the interim financial statements as of June 30, 2009, are shown below:

	Fuel distribution equipment	IT equipment and vehicles

Fixed assets net of depreciation	23,939	3,522

Financing	18,574	1,965

Current	11,399	847
Non-current	7,175	1,118

Ultrapar Participações S.A. and Subsidiaries

Notes to the interim financial statements

(In thousands of Reais, unless otherwise stated)

The future disbursements (installments), assumed under these contracts, total approximately:

	Fuel distribution equipment	IT equipment and vehicles

Up to 1 year	11,680	1,027
More than 1 year	7,333	1,383

	19,013	2,410

The above installments include the amounts of ISS payable on the monthly installments.

f.             Collateral

Financing is secured by liens on fixed assets amounting to R$ 52,084 as of June 30, 2009 (R$ 59,747 as of March 31, 2009), guarantees provided to subsidiaries in the amount of R$ 1,859,590 as of June 30, 2009 (R$ 1,445,491 as of March 31, 2009) and promissory notes.

Some subsidiaries issued collaterals to financial institutions in connection with the amounts owed by some of their customers to such institutions (vendor financing). If a subsidiary is required to make any payment under these collaterals, the subsidiary may recover the amount paid directly from its customers through commercial collection. The maximum amount of future payments related to these collaterals is R$ 11,995 as of June 30, 2009 (R$ 15,076 as of March 31, 2009), with maturities of up to 210 days. As of June 30, 2009, the Company and its subsidiaries did not have losses or recorded any liabilities in connection with these collaterals.

Some financing agreements of the Company and its subsidiaries have cross default clauses that require them to pay the debt assumed in case of default of other debts equal to or greater than US$ 10 million. As of June 30, 2009, there was no event of default of the debts of the Company and its subsidiaries.

Ultrapar Participações S.A. and Subsidiaries

Notes to the interim financial statements

(In thousands of Reais, unless otherwise stated)

17    Shareholders’ equity

a.           Share capital

The Company is a publicly traded company listed on the São Paulo and New York Stock Exchanges, with a subscribed and paid-in capital represented by 136,095,999 shares without par value, including 49,429,897 common and 86,666,102 preferred shares.

As of June 30, 2009, 12,641,725 preferred shares were outstanding abroad in the form of American Depositary Receipts (ADRs).

Preferred shares are nonconvertible into common shares, nonvoting, and give their holders priority in capital redemption, without premium, upon liquidation of the Company.

At the beginning of 2000, the Company, granted tag-along rights under a shareholders’ agreement, which gives non-controlling shareholders the right to the same conditions as negotiated by the controlling shareholders in case of transfer of the control of the Company. In 2004, these rights were incorporated into the Bylaws of the Company.

The Company is authorized to increase the capital without amendment to the Bylaws, by resolution of the Board of Directors, up to the limit of R$ 4,500,000 through the issuance of common or preferred shares, regardless of the current number of shares, subject to the limit of 2/3 of preferred shares in the total shares issued.

b.           Treasury shares

The Company acquired shares issued by itself at market prices without capital reduction, to be held in treasury and to be subsequently disposed of or cancelled, in accordance with Instructions CVM 10 of February 14, 1980 and 268 of November 13, 1997. In the first semester of 2009 no repurchase of shares occured.

As of June 30, 2009, the financial statements of the parent company totaled 2,201,272 preferred shares and 6,617 common shares held in treasury, acquired at an average cost of R$ 57.79 and R$ 19.30 per share, respectively. In the consolidated financial statements, 2,592,247 preferred shares and 6,617 common shares are held in treasury, acquired at an average cost of R$ 54.22 and R$ 19.30 per share, respectively.

The price of preferred shares issued by the Company as of June 30, 2009 on BM&FBovespa was R$ 62.14.

c.           Capital reserve

The capital reserve reflects the premium of the transfer of shares at market price to be held in treasury in the Company’s subsidiaries, at an average price of R$ 41.55 per share. Such shares were used to award beneficial ownership to executives of these subsidiaries, as mentioned in Note 9.c).

Ultrapar Participações S.A. and Subsidiaries

Notes to the interim financial statements

(In thousands of Reais, unless otherwise stated)

d.           Revaluation reserve

The revaluation reserve reflects the revaluation of assets of subsidiaries and is based on depreciation, write-off, or disposal of the revalued assets of the subsidiaries, and also based on the tax effects of the provisions created by these subsidiaries.

In some cases, tax charges on the equity-method revaluation reserve of certain subsidiaries are recognized as the reserve is realized, as they preceded the issuance of Resolution CVM 183/95.

e.           Retention of profits reserve

Used for investments contemplated in a capital budget, mainly for expansion, productivity, and quality, acquisitions and new investments. Formed in accordance with Article 196 of the Brazilian Corporate Law, it includes both the portion of net income for the year and the realization of the revaluation reserve, and in 2008, the portion of initial adjustments to Laws 11638/07 and 11941/09.

f.           Unrealized profits reserve

Formed in accordance with Article 197 of the Brazilian Corporate Law, based on the equity in income of affiliates earned by the Company. Its realization normally occurs upon receipt of dividends, disposal and write-off of investments.

g.           Reconciliation between parent company and consolidated shareholders’ equity

	06/30/2009	03/31/2009

Parent company shareholders’ equity	4,841,987	4,754,209
Treasury shares held by subsidiaries – net of realization	(10,330)	(10,759)
Capital reserve from sale of treasury shares to subsidiaries – net of realization	(1,841)	(1,921)

Consolidated shareholders’ equity	4,829,816	4,741,529

h.           Valuation adjustment

The differences between the fair value and adjusted cost (i) of financial investments classified as available for sale and (ii) of financial instruments designated as a cash flow hedge are directly recognized in the shareholders’ equity as Valuation adjustment. Gains and losses recorded in the shareholders’ equity are included in income, in the case of prepayment.

i.           Cumulative translation adjustments

The change in exchange rates on foreign investments denominated in a currency other than the currency of the Company is directly recognized in the shareholders’ equity. This accumulated effect is reflected in income for the year as a gain or loss only in case of disposal or write-off of the investment.

Ultrapar Participações S.A. and Subsidiaries

Notes to the interim financial statements

(In thousands of Reais, unless otherwise stated)

18    Other income

Other income is primarily composed of R$ 9,911 (revenue) (R$ 7,227 (revenue) as of June 30, 2008) of proceeds from the sale of fixed assets, especially LPG bottles, land and vehicles.

19    Segment information

The company operates four main business segments: gas distribution, fuel distribution, chemicals, and logistics. The gas distribution segment distributes LPG to residential, commercial, and industrial consumers, especially in the South, Southeast, and Northeast Regions of Brazil. The fuel distribution segment operates the distribution of fuels and lubricants and related activities throughout the national territory, from the Texaco acquisition on. The chemicals segment produces ethylene oxide and its derivatives, which are the raw materials for  cosmetics & detergent, agrochemical, paint & varnish, and other industries. The logistics segment provides transportation and storage services, especially in the Southeast, and Northeast Regions of Brazil. The segments shown in the financial statements are strategic business units supplying different products and services. Inter-segment sales are at prices similar to those that would be charged to third parties.

The main financial information on each segment of the Company can be stated as follows (excluding inter-segment transactions):

	06/30/2009						06/30/2008

	Ultragaz	Oxiteno	Ultracargo	Ipiranga	Others	Consolidated	Consolidated
Net revenue	1,626,751	932,799	139,284	13,326,360	8,010	16,033,204	12,919,783
Operating earnings before financial revenues (expenses), other revenues and equity in income of affiliates	66,949	24,357	25,862	254,919	20,886	392,973	303,886
Total assets	1,079,210	2,662,410	867,072	5,049,003	542,722	10,200,417	9,023,818

On the table above, the column “others” is composed primarily of the parent company Ultrapar Participações S.A. and the investment in the Refining business.

Ultrapar Participações S.A. and Subsidiaries

Notes to the interim financial statements

(In thousands of Reais, unless otherwise stated)

20    Financial income (Consolidated)

	06/30/2009	06/30/2008

Financial revenues:
Interest on financial investments	70,524	112,030
Interest from customers	16,589	8,000
Other revenues	2,761	1,371
	89,874	121,401

Financial expenses:
Interest on financing	(185,529)	(117,155)
Interest on debentures	(9,638)	(22,087)
Interest on finance lease	(1,393)	(1,001)
Bank charges, IOF and other financial expenses (*)	(32,157)	(14,467)
Monetary changes and changes in exchange rates, net of income from hedging instruments	1,335	(5,415)
Provisions updating and other expenses	(8,358)	(10,095)
	(235,740)	(170,220)
Financial income	(145,866)	(48,819)

(*) Includes R$ 4.5 million related to IOF (tax on financial operations) on foreign exchange contract for the acquisition of Texaco and bank charges of R$ 7.3 incurred in the issuance of the Commercial Promissory Notes by the Company in June 2009 (see Note 16.d).

Ultrapar Participações S.A. and Subsidiaries

Notes to the interim financial statements

(In thousands of Reais, unless otherwise stated)

21    Risks and financial instruments (Consolidated)

Risk management and financial instruments - Governance
The main risk factors to which the Company and its subsidiaries are exposed reflect strategic/operational and economic/financial aspects. Operational/strategic risks (including, but not limited to, demand behavior, competition, technological innovation, and material changes in the industry structure) are addressed by the Company’s management model. Economic/financial risks primarily reflect default of customers, behavior of macroeconomic variables, such as exchange and interest rates, as well as the characteristics of the financial instruments used by the Company and its subsidiaries and by their counterparties. These risks are managed through control policies, specific strategies, and establishment of limits.

The Company has a conservative policy for the management of assets, financial instruments and financial risks approved by its Board of Directors (“Policy”). In accordance with the Policy, the main objectives of financial management is to preserve the value and liquidity of financial assets and ensure financial resources for the proper conduct of business, including expansions. The main financial risks considered in the Policy are risks associated with currencies, interest rates, credit and selection of financial instruments. Governance of the management of financial risks and financial instruments follows the segregation of duties below:

•	Implementation of the management of financial assets, instruments and risks is the responsibility of the Financial Area, through its treasury, with the assistance of the tax and accounting areas.
•
Supervision and monitoring of compliance with the principles, guidelines and standards of the Policy is the responsibility of the Risk and Investment Committee, set up more than 10 years ago and composed of members of the Company’s Executive Board (“Committee”). The Committee holds regular meetings and is in charge, among other responsibilities, of discussing and monitoring the financial strategies, existing exposures, and significant transactions involving investment, fund raising, or risk mitigation. The Committee monitors the risk standards established by the Policy through a monitoring map on a monthly basis.

•	Changes in the Policy or revisions of its standards are subject to the approval of the Company’s Board of Directors.
•	Continuous enhancement of the Policy is the joint responsibility of the Board of Directors, the Committee, and the Financial Area.

Ultrapar Participações S.A. and Subsidiaries

Notes to the interim financial statements

(In thousands of Reais, unless otherwise stated)

Currency risk
Most transactions of the Company and its subsidiaries are located in Brazil and, therefore, the reference currency for currency risk management is the Real. Currency risk management is guided by neutrality of currency exposures and considers the transactional, accounting, and operational risks of the Company and its subsidiaries and their exposure to changes in exchange rates. The Company considers as its main currency exposures the assets and liabilities in foreign currency and the short-term flow of net sales in foreign currency of Oxiteno.

The subsidiaries of the Company use exchange rate hedging instruments (especially between the Real and the U.S. dollar) available in the financial market to protect their assets, liabilities, receipts and disbursements in foreign currency, in order to reduce the effects of changes in exchange rates on its results and cash flows in Reais within the exposure limits under its Policy. Such foreign exchange hedging instruments have amounts, periods, and rates substantially equivalent to those of assets, liabilities, receipts and disbursements in foreign currency to which they are related. Assets and liabilities in foreign currency are stated below, translated into Reais as of June 30, 2009 and March 31, 2009:

Assets and liabilities in foreign currency

(Amounts in millions of Reais)	06/30/2009	03/31/2009

Assets in foreign currency
Financial investments in foreign currency	379.8	658.2
Investments in foreign subsidiaries	65.9	87.0
Foreign trade receivables, net of advances on export contract and provision for loss	60.6	51.3
Foreign currency cash and cash equivalents	6.2	14.9
Advances to international suppliers, net of accounts payable arising from imports	31.2	14.1
	543.7	825.5

Liabilities in foreign currency
Financing in foreign currency	922.3	1,112.6

Currency hedging instruments	206.4	223.5

Net asset (liability) position	(172.2)	(63.6)

Ultrapar Participações S.A. and Subsidiaries

Notes to the interim financial statements

(In thousands of Reais, unless otherwise stated)

Based on the net liability position of R$ 172.2 million in foreign currency shown above, we estimate that a 10% devaluation (valuation) of the Real would produce a total effect of R$ 17.2 million, of which R$ 22.5 million of financial expense (revenue) and R$ 5.3 million of gain (loss) directly recognized in the shareholders’ cummulative translation adjustments (see Note 3.n).

Interest rate risk
The Company and its subsidiaries adopt conservative policies for fund raising and use of financial resources and capital cost minimization. The financial investments of the Company and its subsidiaries are primarily held in transactions linked to the interest rate for Interbank Certificate of Deposit (CDI), as set forth in Note 5. Fund raising primarily results from financing from BNDES and other development agencies, debentures and funds raised in foreign currency, as shown in Note 16.

The Company does not actively manage risks associated with changes in the level of interest rates and attempts to maintain its financial interest assets and liabilities at floating rates. As of June 30, 2009, the Company and its subsidiaries did not have derivative financial instruments for interest rate risk management linked to domestic loans.

Credit risks
The financial instruments that would expose the Company and its subsidiaries to credit risks of the counterparty are basically represented by cash and cash equivalents, financial investments, and accounts receivable.

Credit risk of financial institutions - Such risk results from the inability of financial institutions to comply with their financial obligations to the Company and its subsidiaries due to insolvency. The Company and its subsidiaries regularly conduct a credit review of the institutions with which they hold cash and cash equivalents, financial investments, and hedging instruments through various methodologies that assess liquidity, solvency, leverage, portfolio quality, etc. Cash and cash equivalents, financial investments, and hedging instruments are held only with institutions with a solid credit history, chosen for safety and soundness. The volumes of cash and cash equivalents, financial investments, and hedging instruments are subject to maximum limits by institution and, therefore, require diversification of counterparty.

Government credit risk - The Company and its subsidiaries have financial investments in federal government bonds of Brazil and countries rated AAA or Aaa by specialized credit rating agencies. The volumes of financial investments are subject to maximum limits by country and, therefore, require diversification of counterparty.

Ultrapar Participações S.A. and Subsidiaries

Notes to the interim financial statements

(In thousands of Reais, unless otherwise stated)

Customer credit risk - Such risks are managed by each business unit through specific criteria for acceptance of customers and credit rating and are additionally mitigated by diversification of sales. Oxiteno S.A. Indústria e Comércio and its subsidiaries maintained, as of June 30, 2009, R$ 2,752 (R$ 2,407 as of March 31, 2009), the subsidiaries Bahiana Distribuidora de Gás Ltda. and Companhia Ultragaz S.A. maintained, R$ 11,473 (R$ 9,339 as of March 31, 2009), Ipiranga/Refining maintained, R$ 94,867 (R$ 48,266 as of March 31, 2009), and the subsidiaries of Ultracargo Operações Logísticas e Participações Ltda. maintained, R$ 1,754 (R$ 1,593 as of March 31, 2009) as a provision for potential loss on their accounts and assets receivables.

Selection and use of financial instruments
In selecting financial investments and hedging instruments, an analysis is conducted to estimate rates of return, risks involved, liquidity, calculation methodology for the carrying value and fair value, and documentation applicable to the financial instruments. The financial instruments used to manage the financial resources of the Company and its subsidiaries are intended to preserve value and liquidity.

The Policy contemplates the use of derivative financial instruments only to cover identified risks and in amounts consistent with the risk (limited to 100% of the identified risk). The risks identified in the Policy are described in the above Sections of this Note and, therefore, are subject to risk management. In accordance with the Policy, the Company and its subsidiaries can use forward contracts, swaps, options, and futures contracts to manage identified risks. Leveraged derivative instruments or instruments with a margin call are not permitted. Because the use of derivative financial instruments is limited to the coverage of identified risks, the Company and its subsidiaries use the term “hedging instruments” to refer to derivative financial instruments.

As mentioned in the section Risk management and financial instruments – Governance of this Note, the Committee monitors compliance with the risk standards established by the Policy through a risk monitoring map, including the use of hedging instruments, on a monthly basis.

Ultrapar Participações S.A. and Subsidiaries

Notes to the interim financial statements

(In thousands of Reais, unless otherwise stated)

The table below summarizes the position of hedging instruments adopted by the Company and its subsidiaries:

	Counterparty	Maturity	Initial notional amount *		Fair value		Amounts payable or receivable for the period (June 30, 2009)
			06/30/2009	03/31/2009	06/30/2009	03/31/2009	Amount receivable	Amount payable
Swap contracts

a –Exchange rate swaps receivable in U.S. dollars
Receivables in U.S. dollars	Bradesco, Goldman Sachs, Itaú, Santander	Jul/2009 a Dez/2015	167.8	113.5	325.9	271.4	325.9	-
Payables in CDI interest rate			(167.8)	(113.5)	(345.1)	(223.4)	-	345.1
Total result			-	-	(19.2)	48.0	325.9	345.1

b – Exchange rate swaps payable in U.S. dollars
Receivables in CDI interest rate	Bradesco, HSBC, Itaú, Santander	Jul/2009 a Set/2009	59.5	18.3	119.6	43.0	119.6	-
Payables in U.S. dollars			(59.5)	(18.3)	(114.9)	(41.6)	-	114.9
Total result			-	-	4.7	1.4	119.6	114.9

c - Interest rate swaps
Receivables in LIBOR interest rate in U.S. dollars	Itaú	Jun/2011	60.0	60.0	112.7	134.6	112.7	-
Payables in fixed interest rate in U.S. dollars			(60.0)	(60.0)	(117.3)	(140.9)	-	117.3
Total result			-	-	(4.6)	(6.3)	112.7	117.3

Total gross result			-	-	(19.1)	43.1	558.2	577.3
Income tax			-	-	(4.1)	(9.8)	(4.1)	-
Total net result			-	-	(23.2)	33.3	554.1	577.3

* In USD millions

All transactions mentioned above were properly registered with CETIP S.A., except for the interest rate swap, which is an over-the-counter contract governed by ISDA (International Swap Dealers Association, Inc.) executed with the counterparty Banco Itaú BBA S.A. – Nassau Branch.

Hedging instruments existing as of June 30, 2009 are described below, according to their category, risk, and protection strategy:

Hedging against foreign exchange exposure of liabilities in foreign currency - The purpose of these contracts is to offset the effect of the change in exchange rates of a debt in U.S. dollars by converting it into a debt in Reais linked to CDI. As of June 30, 2009, the Company and its subsidiaries had outstanding swap contracts totaling US$ 167.8 million in notional amount, with an asset position at US$ + 6.38 p.a. and liability position at 121.48% of CDI.

Ultrapar Participações S.A. and Subsidiaries

Notes to the interim financial statements

(In thousands of Reais, unless otherwise stated)

Hedging against foreign exchange exposure of operations - The purpose of these contracts is to make the exchange rate of the turnover of the subsidiaries of Oxiteno S.A. Indústria e Comércio and Oxiteno Nordeste S.A. Indústria e Comercial equal to the exchange rate of the cost of their raw materials. As of June 30, 2009, these swap contracts totaled US$ 59.5 million and, on average, had an asset position at 75.13% of CDI and liability position at US$ + 0.0% p.a.

Hedging against floating interest rate in foreign currency - The purpose of this contract is to convert the interest rate on the syndicated loan in the principal of US$ 60 million from floating into fixed. As of June 30, 2009, the subsidiary Oxiteno Overseas Corp. had a swap contract with a notional amount of US$ 60 million, with an asset position at US$ + LIBOR + 1.25% p.a. and a liability position at US$ + 4.93% p.a.

Fair value of financial instruments
The fair values and the carrying values of the financial instruments, including currency and interest rate hedging instruments, as of June 30, 2009 and March 31, 2009 are stated below:

	Fair value and carrying value of financial instruments

	06/30/2009		03/31/2009
	Carrying value	Fair value	Carrying value	Fair value

Financial assets:
Cash and cash equivalents	290,737	290,737	166,036	166,036
Currency and interest hedging instruments	(23,210)	(23,210)	33,283	33,283
Financial investments	1,296,500	1,296,500	1,377,642	1,377,642

	1,564,027	1,564,027	1,576,961	1,576,961

Financial liabilities:
Financing	2,698,705	2,692,406	4,115,476	4,062,120
Debentures	1,197,106	1,197,106	-	-
Finance lease	20,539	19,252	23,003	23,003

	3,916,350	3,908,764	4,138,479	4,085,123

Ultrapar Participações S.A. and Subsidiaries

Notes to the interim financial statements

(In thousands of Reais, unless otherwise stated)

The fair value of financial instruments, including currency and interest hedging instruments, was determined as follows:

•	The fair values of cash on current account are identical to the carrying values.
•	Financial investments in investment funds are valued at the value of the fund unit as of the date of the financial statements, which correspond to their fair value.
•
Financial investments in CDBs and similar investments offer daily liquidity through repurchase in the yield curve and, therefore, the Company believes their fair value corresponds to their carrying value.

•
The fair value of other financial investments and financing was determined using calculation methodologies commonly used for marking-to-market, which consist of calculating future cash flows associated with each instrument adopted and adjusting them to present value at the market rates as of June 30, 2009 and March 31, 2009. For some cases where there is no active market for the financial instrument, the Company and its subsidiaries used quotes provided by the transaction counterparties.

The interpretation of market information on the choice of calculation methodologies for the fair value requires considerable judgment and estimates to obtain a value deemed appropriate to each situation. Consequently, the estimates presented do not necessary indicate the amounts that may be realized in the current market.

Sensitivity analysis
The Company and its subsidiaries use derivative financial instruments only to hedge against identified risks and in amounts consistent with the risk (limited to 100% of the identified risk). Thus, for purposes of sensitivity analysis of market risks associated with financial instruments, the Company analyzes the hedging instrument and the hedged item together, as shown on the charts below.

For the sensitivity analysis of foreign exchange hedging instruments, Management adopted as a likely scenario the Real/U.S. dollar exchange rates at maturity of each swap, projected by dollar futures contracts quoted on BM&FBovespa as of June 30, 2009. As a reference, the exchange rate for the last maturity of foreign exchange hedging instruments is R$ 2.84 in the likely scenario. Scenarios II and III were estimated with a 25% and 50% additional devaluation, respectively, of the Real in the likely scenario.

Ultrapar Participações S.A. and Subsidiaries

Notes to the interim financial statements

(In thousands of Reais, unless otherwise stated)

Based on the balances of the hedging instruments and hedged items as of June 30, 2009, the exchange rates were replaced, and the changes between the new balance in Reais and the balance in Reais as of June 30, 2009 were calculated in each of the three scenarios. The table below shows the change in the values of the main derivative instruments and their hedged items, considering the changes in the exchange rate in the different scenarios:

	Risk	Scenario I (likely)	Scenario II	Scenario III
Currency swaps receivable in U.S. dollars
(1) Dollar / Real swaps	Dollar	83,861	184,023	284,186
(2) Debts in dollars	appreciation	(83,857)	(183,877)	(283,897)
(1)+(2)	Net Effect	4	146	289

Currency swaps payable in U.S. dollars
(3) Real / Dollar swaps	Dollar	(1,123)	(30,434)	(59,744)
(4) Gross margin of Oxiteno	devaluation	1,123	30,434	59,744
(3)+(4)	Net Effect	-	-	-

For the sensitivity analysis of the interest rate hedging instrument, the Company used the future LIBOR curve (BBA – British Bankers Association) as of June 30, 2009 at maturity of the swap and of the syndicated loan (hedged item), which occurs in 2011, in order to define the likely scenario. Scenarios II and III were estimated with a 25% and 50% deterioration, respectively, in the estimate of the likely LIBOR.

Based on the three interest rate scenarios, Management estimated the values of its loan and of the hedging instrument by calculating the future cash flows associated with each instrument adopted according to the projected scenarios and adjusting them to present value by the rate in effect on June 30, 2009. The result is stated on the table below:

	Risk	Scenario I (likely)	Scenario II	Scenario III
Interest rate swap (in dollars)
(1) LIBOR / fixed rate swap	Increase in	834	1,709	2,584
(2) LIBOR Debt	LIBOR	(839)	(1,719)	(2,599)
(1)+(2)	Net Effect	(5)	(10)	(15)

Ultrapar Participações S.A. and Subsidiaries

Notes to the interim financial statements

(In thousands of Reais, unless otherwise stated)

22    Contingencies and commitments (Consolidated)

a.           Civil, tax and labor proceedings

In 1990, the Union of Workers in Petrochemical Plants, of which the employees of the subsidiaries Oxiteno Nordeste S.A. Indústria e Comércio and Empresa Carioca de Produtos Químicos S.A. are members, filed an action against the subsidiaries to enforce adjustments established under a collective labor agreement, in lieu of the salary policies actually implemented. At the same time, the Employers’ Association proposed a collective bargaining for interpretation and clarification of Clause Four of the agreement. Based on the opinion of its legal counsel, who reviewed the latest decision of the Federal Supreme Court (STF) in the collective bargaining and the position of the individual action of the subsidiary Oxiteno Nordeste S.A. Indústria e Comércio, Management of the subsidiaries did not deem it necessary to record a provision as of June 30, 2009.

Subsidiary Companhia Ultragaz S.A. is facing an administrative case pending before the Administrative Council for Economic Defense (CADE) for alleged anticompetitive practice in cities in the Triângulo Mineiro region in 2001. Recently, the CADE entered a decision against Companhia Ultragaz S.A. imposing a penalty of 1% of the annual gross revenue for 2001 (which was R$ 1,475 million), excluding taxes and adjusted by SELIC. This administrative decision may have its execution suspended and the merits reconsidered in court. Based on the above elements and on the opinion of its legal counsel, the subsidiary’s Management did not record a provision.

Subsidiary Companhia Ultragaz S.A. is the defendant in legal proceedings for damages arising from an explosion in 1996 in a shopping mall located in the City of Osasco, State of São Paulo. Such proceedings involve: (i) individual proceedings brought by victims of the explosion seeking compensation for loss of income and pain and suffering (ii) request for compensation for expenses of the shopping mall administrator and its insurer; and (iii) class action seeking economic and non-economic damages for all victims injured and dead. The subsidiary believes that it produced evidence that the defective gas pipelines in the shopping mall caused the accident, and Ultragaz’s local LPG storage facilities did not contribute to the explosion. Out of the 62 actions decided to date, 61 were favorable, of which 27 are already shelved; only 1 was adverse in the second instance, which can still be appealed, and if such decision is upheld, the value is R$ 17. There are 3 actions yet to be decided. The subsidiary has insurance coverage for these legal proceedings, and the value not insured is R$ 16,524. The Company did not record any provision for this value because it considers the chances of realization of this contingency as essentially remote.

Ultrapar Participações S.A. and Subsidiaries

Notes to the interim financial statements

(In thousands of Reais, unless otherwise stated)

The Company and its subsidiaries obtained injunctions to pay PIS and COFINS contributions without the changes introduced by Law 9718/98 in its original version. The ongoing questioning refers to the levy of theses taxes on sources other than revenues. In 2005, the STF decided the question in favor of the taxpayer. Although it has set a precedent, the effect of this decision does not automatically apply to all companies, since they must await judgment of their own legal lawsuits. The Company has subsidiaries whose lawsuits have not yet been decided. If all ongoing lawsuits are finally decided in favor of the subsidiaries, the Company estimates that the total positive effect on income before income tax and social contribution will reach R$ 33,578, net of attorney’s fees.

Based on the favorable jurisprudence and the opinion of its legal counsel, the subsidiaries Oxiteno Nordeste S.A. Indústria e Comércio and Oxiteno S.A. Indústria e Comércio filed, on September 16 and October 1st, 2008, respectively, lawsuits to obtain preliminary injunctions to exclude export revenues from the tax base for Social Contribution on Profit. The injunction was granted to Oxiteno Nordeste, and the subsidiary is making judicial deposits of the amounts due, in the amount of R$ 866 as of June 30, 2009; the subsidiary Oxiteno S.A. awaits judgment of appeal against the decision which denied the requested injunction.

Subsidiary Utingás Armazenadora S.A. is defending itself against notices of assessment of Service Tax (ISS) issued by the Municipal Government of Santo André. The position of the subsidiary’s legal counsel is that the risk is low since a significant portion of the administrative decisions was favorable to the subsidiary. The thesis defended by the subsidiary is supported by the opinion of a renowned tax specialist. The unprovided for contingency, adjusted as of June 30, 2009, is R$ 48,576 (R$ 47,457 as of March 31, 2009).

On October 7, 2005, the subsidiaries Companhia Ultragraz S.A. and Bahiana Distribuidora de Gás Ltda. filed for and obtained an injunction to offset PIS and COFINS credits against other taxes administered by the Federal Revenue Service, notably IRPJ and CSLL. The decision was confirmed by a trial court judgment on May 16, 2008. Under the injunction obtained, the subsidiaries have been making judicial deposits for these debits in the accumulated amount of R$ 125,639 as of June 30, 2009 (R$ 123,037 as of March 31, 2009) and have recorded a corresponding liability.

Subsidiaries Companhia Ultragaz S.A., Utingás Armazenadora S.A., Terminal Químico de Aratu S.A. - Tequimar, Transultra - Armazenamento e Transporte Especializado Ltda. and Ultracargo Operações Logísticas e Participações Ltda. have filed actions with a motion for injunction seeking full and immediate utilization of the supplementary monetary  adjustment based on the Consumer Price Index (IPC)/National Treasury Bonds (BTN) for 1990 (Law 8200/91) and maintain a provision of R$ 15,064 (R$ 14,853 as of March 31, 2009) to cover any contingencies if they lose such actions.

Ultrapar Participações S.A. and Subsidiaries

Notes to the interim financial statements

(In thousands of Reais, unless otherwise stated)

On December 29, 2006, the subsidiaries Oxiteno S.A. Indústria e Comércio, Oxiteno Nordeste S.A. Indústria e Comércio, Companhia Ultragaz S.A. and Transultra Armazenamento e Transporte Especializado Ltda. filed for an injuction seeking the deduction of ICMS from the PIS and COFINS tax basis. Oxiteno Nordeste S.A. Indústria e Comércio obtained an injuction and is paying the disputed amounts into judicial deposits, as well as recording the respective provision in the amount of R$ 30,285 (R$ 27,365 as of March 31, 2009). The other subsidiaries did not obtain an injunction and are awaiting the outcome of an appeal lodged with Tribunal Regional Federal (TRF) for the 3rd Region. On August 19, 2008, the subsidiaries Companhia Brasileira de Petróleo Ipiranga, Refinaria de Petróleo Riograndense S.A., Tropical Transportes Ipiranga Ltda. and Empresa Carioca de Produtos Químicos S.A. also filed for injuctions seeking the same benefit, and are awaiting the judgment of these lawsuits.

The Company and some of its subsidiaries have filed actions with a motion for injunction against the application of the law restricting offset of tax losses (IRPJ) and negative tax bases (CSLL) determined as of December 31, 1994 to 30% of the income for the year. As a result of the position of the Federal Supreme Court (SFT) and based on the opinion of its legal counsel, a provision was recorded for this contingency in the amount of R$ 6,940 (R$ 6,882 as of March 31, 2009).

In 2007, based on recent jurisprudence, the position of its legal counsel, and the increase in the amounts involved in transactions, the Company and its subsidiaries began to record a provision for PIS and COFINS on credits of interest on capital. The total amount accrued as of June 30, 2009 is R$ 22,785 (R$ 22,420 as of March 31, 2009).

Regarding Ipiranga/Refining, the main contingencies provided for, relate to: (i) requirement for the reversal of ICMS credits on transportation services taken during the freight reimbursement system established by the DNC (currently ANP – National Petroleum, Natural Gas and Biofuel Agency), R$ 7,387; (b) requirement for the reversal of ICMS credits, in the State of Minas Gerais, on interstate outflows carried under Article 33 of ICMS Convention 66/88, which allowed maintenance of credits and was suspended by an injunction issued by the STF, R$ 28,853; (c) assessments for deduction of unconditional discounts from the tax base for ICMS due to tax substitution, in the State of Minas Gerais, R$ 16,562; (d) litigation on clauses of contracts with customers; and (e) claims made by former employees and subcontractors on salary allowances.

Ultrapar Participações S.A. and Subsidiaries

Notes to the interim financial statements

(In thousands of Reais, unless otherwise stated)

The main tax contingences of Ipiranga/Refining that were considered to pose a possible risk of loss relate to ICMS and total R$ 154,444, and based on this position, have not been provided for in the financial statements, consisting primarily of: (a) requirement for the reversal of credits resulting from excess taxation on acquisition of products in the petroleum refinery under the tax substitution regime; (b) requirement for the ICMS on acquisition of basic oils; (c) assessments in the State of Rio de Janeiro requiring reversal of ICMS credits on interstate outflows made under Article 33 of ICMS Convention 66/88, which allowed maintenance of credits and was suspended by an injunction issued by the STF; (d) requirement for the reversal of presumed credit on interstate transfers of hydrated fuel ethanol in the State of Santa Catarina; (e) notices of assessment issued in Minas Gerais for alleged miscalculation of the tax base for ICMS, since the amount of the tax itself on interstate transactions with petroleum byproducts to end consumer was not included in such tax base; and (f) notice of assessment regarding transactions for return of anhydrous ethanol loan.

In addition, the subsidiary CBPI and its subsidiaries have tax assessments concerning non-homologation of IPI credits originated in acquisitions of products whose subsequent sales had no taxation. The amount of the unprovided for contingency, adjusted as of June 30, 2009, is R$ 44,569 (R$ 42,266 as of March 31, 2009).

The main contingencies accrued for Texaco refer to: (a) requirement of ICMS-ST on interstate sales from distributors to final consumers, R$ 17,687; (b) requirement for reversal of ICMS credits in interstate exits, made under Article 33 of ICMS Convention 66/88, which allowed the maintenance of the credits and was suspended by injunction granted by the STF, R$ 9,845; (c) delinquency notice on interstate sales of fuel for industrial customer without  ICMS, following the interpretation of Article 2 of LC 87/96, R$ 40,675; (d) possibility of litigation over claims of difference between the value of ICMS-ST paid and charges on the actual price of sale in transactions made directly to final consumers, R$ 48,554; (e) delinquency notice resulting from lack of ICMS collection in the States due to errors or lack of delivery of reports in interstate operations, that enabled the transfer of ICMS to the state of fuel consumption, R$ 11,757; (f) lack of obligation to collect charges on education allowance before the advent of Law No. 9424/96, in the period from May/1989 to January/1997, R$ 11,177; and (g) litigation on clauses of contracts with customers and environmental issues, R$ 28,477.

Texaco has lawsuits seeking the exemption of ICMS generated by contributions of PIS/COFINS. There is also a lawsuit requesting exemption of social contribution tax based on income tax, which is currently recorded as contingent liability and an escrow deposit is held, in the amount of R$ 23,754.

The Company and its subsidiaries have other pending administrative and legal proceedings, which were estimated by their legal counsel as possible and/or remote risk, and the related potential losses were not provided for by the Company and its subsidiaries based on these opinions. The Company and its subsidiaries also have litigations for recovery of taxes and contributions, which were not recorded in the financial statements due to their contingent nature.

Ultrapar Participações S.A. and Subsidiaries

Notes to the interim financial statements

(In thousands of Reais, unless otherwise stated)

Movements in provisions, net of amounts in escrow, are as follows:

Provisions	Balance in 03/31/2009	Initial balance of Texaco	Additions	Write-offs	Adjustments	Balance in 06/30/2009

IRPJ and CSLL	148,385	12,528	1,518	(17)	2,758	165,172
PIS and COFINS	52,399	7,989	2,323	-	992	63,703
ICMS	63,314	132,121	49	-	2,720	198,204
INSS	8,168	-	-	(31)	173	8,310
Civil litigation	3,837	28,477	-	(89)	-	32,225
Labor litigation	11,307	12,038	-	(403)	177	23,119
Others	5,892	-	268	-	189	6,349
(-) Amounts in escrow	(156,688)	(23,754)	(3,576)	-	(2,793)	(186,811)

Total	136,614	169,399	582	(540)	4,216	310,271

Ultrapar Participações S.A. and Subsidiaries

Notes to the interim financial statements

(In thousands of Reais, unless otherwise stated)

b.           Contracts

Subsidiary Terminal Químico de Aratu S.A. – Tequimar has agreements with CODEBA and Complexo Industrial Portuário Governador Eraldo Gueiros in connection with its port facilities in Aratu and Suape, respectively. Such agreements set a minimum value for cargo movement of 1,000,000 tons per year in Aratu by 2022 and 250,000 tons per year in Suape effective through 2027. If the annual movement is less than the minimum required, then the subsidiary will have to pay the difference between the actual movement and the minimum required by the agreements, using the port rates in effect at the date established for payment. As of June 30, 2009, such charges were R$ 4.93 and R$ 1.38 per ton for Aratu and Suape, respectively. The subsidiary has met the minimum cargo movement requirements since the beginning of the agreements.

Subsidiary Oxiteno Nordeste S.A. Indústria e Comércio has a supply agreement with Braskem S.A. setting a minimum value for quarterly consumption of ethylene and establishing conditions for the supply of ethylene until 2021. The minimum purchase commitment and the actual demand in the fiscal period ended June 30, 2009 and June 30, 2008, expressed in tons of ethylene, are shown below. In case of breach of the minimum purchase commitment, the subsidiary agrees to pay a penalty of 40% of the current ethylene price, to the extent of the shortfall. The provision of minimum purchase commitment is under renegotiation with Braskem, including the minimum purchase commitment for the semester ended June 30, 2009.

	Minimum purchase commitment (accumulated 1st semester)		Accumulated demand 1st semester (actual)

	2009	2008	2009	2008

In tons of ethylene	94,219	82,761	72,543	82,278

On August 1, 2008, the subsidiary Oxiteno S.A. Indústria e Comércio signed an Ethylene Supply Agreement with Quattor Químicos Básicos S.A., valid until 2023, which establishes and regulates the conditions for supply of ethylene to Oxiteno based on the international market for this product. The minimum purchase is 18,756 tons of ethylene semiannually. In case of breach of the minimum purchase commitment, the subsidiary agrees to pay a penalty of 30% of the current ethylene price, to the extent of the shortfall. The minimum purchase commitment related to the first semester of 2009 is under renegotiation with Quattor, and Oxiteno purchased 13,590 tons in this period.

Ultrapar Participações S.A. and Subsidiaries

Notes to the interim financial statements

(In thousands of Reais, unless otherwise stated)

c.           Insurance coverage in subsidiaries

The Company maintains appropriate insurance policies to cover several risks to which it is exposed, including asset insurance against losses caused by fire, lightning, explosion of any kind, gale, aircraft crash, and electric damage, and other risks, covering the bases and other branches of all subsidiaries, except Refining, which maintains its own insurance. The maximum compensation value, including Loss of Profits, based on the risk analysis of maximum loss possible at a certain site is US$ 852 million.

The General Responsibility Insurance program covers the Company and its subsidiaries with a maximum aggregate coverage of US$ 400 million against losses caused to third parties as a result of accidents related to commercial and industrial operations and/or distribution and sales of products and services.

Group Life and Personal Accident, Health, National and International Transportation and All Risks insurance policies are also maintained.

The coverages and limits of the insurance policies maintained are based on a careful study of risks and losses conducted by local insurance advisors, and the type of insurance is considered by Management to be sufficient to cover potential losses based on the nature of the business conducted by the companies.

d.           Operating lease contracts

The subsidiaries Tropical, SBP and Serma have operating lease contracts for the use of fuel transportation equipment (trucks) and computer equipment.

These contracts terms are 36 months. The subsidiaries have the option to purchase the assets at a price equal to the fair price on the date of option, and Management does not intend to exercise such option.

The future disbursements (installments), assumed under these contracts, total approximately:

	06/30/2009	03/31/2009

Up to 1 year	416	450
More than 1 year	649	649
	1,065	1,099

The total payments of operating lease recognized as expenses for the period was R$ 127 (R$ 565 as of June 30, 2008).

Ultrapar Participações S.A. and Subsidiaries

Notes to the interim financial statements

(In thousands of Reais, unless otherwise stated)

23    Employee benefits and private pension plan (Consolidated)

a.           ULTRAPREV- Associação de Previdência Complementar

The Company and its subsidiaries offer a defined-contribution pension plan to their employees, which is managed by Ultraprev - Associação de Previdência Complementar. Under the plan, the basic contribution of each participating employee is calculated by multiplying a percentage ranging from 0% to 11%, which is annually defined by the participant based on his/her salary. The sponsor companies match the amount of the basic contribution paid by the participant. As the participants retire, they choose to receive monthly either: (i) a percentage, ranging from 0.5% to 1.0%, of the fund accumulated for the participant with Ultraprev; or (ii) a fixed monthly amount that will exhaust the fund accumulated for the participant within a period ranging from 5 to 25 years. Thus, the Company and its subsidiaries do not assume responsibility for guaranteeing amounts and periods of pension benefits. As of June 30, 2009, the Company and its subsidiaries contributed R$ 5,107 (R$ 1,845 as of June 30, 2008) to Ultraprev, which amount is recorded as expense in the income statement for the period. The total number of employees participating in the plan as of June 30, 2009 was 7,314 active participants and 29 retired participants. In addition, Ultraprev had 30 former employees receiving benefits under the previous plan whose reserves are fully constituted.

b.           Post-employment benefits

Ipiranga/Refining, and as from April 1st, 2009 IPP, recognized a provision for post-employment benefits related to seniority bonus, payment of Severance Pay Fund, and health and life insurance plan for eligible retirees.

Net liabilities for such benefits recorded as of June 30, 2009 are R$ 102,785 (R$ 86,359 as of March 31, 2009), of which R$ 10,798 (R$ 8,768 as of March 31, 2009) are recorded as current liabilities and R$ 91,987 (R$ 77,591 as of March 31, 2009) as long-term liabilities.

The amounts related to such benefits were determined based on a valuation conducted by an independent actuary and are recorded in the financial statements in accordance with Resolution CVM 371/2000.

Ultrapar Participações S.A. and Subsidiaries

CHARACTERISTICS OF DEBENTURES

1 – ITEM	01
2 – ORDER NUMBER	3
3 – REGISTRATION NUMBER IN THE CVM	DISMISSED
4 – REGISTRATION DATE	06/04/2009
5 – SERIES ISSUED	UN
6 – ISSUE TYPE	SINGLE
7 – ISSUE NATURE	PUBLIC
8 – ISSUE DATE	06/04/2009
9 – MATURITY DATE	05/19/2012
10 – DEBENTURE TYPE	NO PREFERENCE
11 – YIELD	CDI + 3% p.a.
12 – PREMIUM/DISCOUNT	0
13 – PAR VALUE (REAIS)	1,000,000.00
14 – ISSUED AMOUNT (In thousands of Reais)	1,200,000
15 – ISSUE SECURITIES (UNIT)	1,200
16 – OUTSTANDING SECURITIES (UNIT)	1,200
17 – SECURITIES HELD IN TREASURY (UNIT)	0
18 – REDEEMED SECURITIES (UNIT)	0
19 – CONVERTED SECURITIES (UNIT)	0
20 – UNPLACED SECURITIES (UNIT)	0
21 – LAST RESET DATE
22 – NEXT EVENT DATE	05/30/2010

Ultrapar Participações S.A. and Subsidiaries

Other information considered material by the company

Shares directly or indirectly owned by the controlling shareholders, members of the Board of Directors, Executive Officers and members of the Fiscal Council as of June 30, 2009:

	Jun-30-09
	Common	Preferred	Total
Controlling Shareholders	33,748,057	294,732	34,042,789
Board of Directors [1]	46	7	53
Officers [2]	–	251,073	251,073
Fiscal Council	–	1,071	1,071
Note:   [1] Shares owned by members of the Board of Directors which were not included in Controlling Shareholders’ position.
  Should the member not be part of the controlling group, only its direct ownership is included.
[2] Shares owned by Officers which were not included in Controlling Shareholders’ and Board of Directors’ positions.

Shares directly or indirectly owned by the controlling shareholders, members of the Board of Directors, Executive Officers and members of the Fiscal Council:

		Jun-30-09			Jun-30-08
	Common	Preferred	Total	Common	Preferred	Total
Controlling Shareholders	33,748,057	294,732	34,042,789	33,748,057	293,732	34,041,789
Board of Directors [1]	46	7	53	46	6	52
Officers [2]	–	251,073	251,073	–	221,750	221,750
Fiscal Council	–	1,071	1,071	–	1,071	1,071
Note:   1 Shares which were not included in Controlling Shareholders’ position.
2 Shares which were not included in Controlling Shareholders’ and Board of Directors’ positions.

Total free float and its percentage of total shares as of June 30, 2009:

	Common	Preferred	Total
Total Shares	49,429,897	86,666,102	136,095,999

(-) Shares held in treasury	6,617	2,201,272	2,207,889
(-) Shares owned by Controlling Shareholders	33,748,057	294,732	34,042,789
(-) Shares owned by Management	46	251,080	251,126
(-) Shares owned by affiliates *	–	140,200	140,200

Free-float	15,675,177	83,778,818	99,453,995

% Free-float / Total Shares	31.71%	96.67%	73.08%
*Subsidiaries

Ultrapar Participações S.A. and Subsidiaries

The Company’s shareholders that hold more than 5% of voting or non-voting capital, up to the individual level, and breakdown of their shareholdings as of June 30, 2009

ULTRAPAR PARTICIPAÇÕES S.A	Common	%	Preferred	%	Total	%
Ultra S.A. Participações	32,646,694	66.05%	12	0.00%	32,646,706	23.99%
Caixa de Previdência dos Funcionários do Banco do Brasil [1]	–	–	10,084,224	11.64%	10,084,224	7.41%
Parth Investments Company [2]	9,311,730	18.84%	1,396,759	1.61%	10,708,489	7.87%
Monteiro Aranha S.A. [3]	5,212,637	10.55%	975,888	1.13%	6,188,525	4.55%
Dodge & Cox, Inc. [4]	–	–	6,115,732	7.06%	6,115,732	4.49%
Shares held in treasury	6,617	0.01%	2,201,272	2.54%	2,207,889	1.62%
Others	2,252,219	4.56%	65,892,215	76.03%	68,144,434	50.07%
TOTAL	49,429,897	100.00%	86,666,102	100.00%	136,095,999	100.00%
1 Pension fund of employees of Banco do Brasil headquartered in Brazil
2 Company headquartered outside of Brazil, ownership information is not available
3 Brazilian public listed company, ownership information is publicly available
4 Institutions headquartered outside of Brazil

ULTRA S.A. PARTICIPAÇÕES	Common	%	Preferred	%	Total	%
Fábio Igel	12,065,160	19.09%	4,954,685	19.55%	17,019,845	19.22%
Paulo Guilherme Aguiar Cunha	10,654,109	16.86%	–	–	10,654,109	12.03%
Ana Maria Villela Igel	2,570,136	4.07%	9,208,690	36.34%	11,778,826	13.30%
Christy Participações Ltda.	6,425,199	10.17%	4,990,444	19.69%	11,415,643	12.89%
Joyce Igel de Castro Andrade	7,071,343	11.19%	2,062,989	8.14%	9,134,332	10.32%
Márcia Igel Joppert	7,084,323	11.21%	2,062,988	8.14%	9,147,311	10.33%
Rogério Igel	7,311,004	11.57%	1,615,027	6.37%	8,926,031	10.08%
Lucio de Castro Andrade Filho	3,775,470	5.97%	–	–	3,775,470	4.26%
Others	6,245,304	9.88%	448,063	1.77%	6,693,367	7.56%
TOTAL	63,202,048	100.00%	25,342,886	100.00%	88,544,934	100.00%
Others: other individuals, none of them holding more than 5%

CHRISTY PARTICIPAÇÕES S.A	Capital Stock	%
Maria da Conceição Coutinho Beltrão	3,066	34.90%
Hélio Marcos Coutinho Beltrão	1,906	21.70%
Cristiana Coutinho Beltrão	1,906	21.70%
Maria Coutinho Beltrão	1,906	21.70%
TOTAL	8,784	100.00%

Interest in the subsidiaries

1 – Item	2- Company Name	3 - Corporate taxpayer number (CNPJ)	4 - Classification	5 - % of ownership interest in investee	6 - % of Investor’s shareholders’ equity	7 – Type of Company	8 - Number of shares held in the current quarter (in thousands)	9 - Number of shares held in the prior quarter (in thousands)

1	Companhia Ultragaz S.A.	61.602.199/0001-12	Investee of subsidiary/affiliated	99%	9.58%	Commercial, industrial and other	799,972	799,972
2	Bahiana Distribuidora de Gás Ltda.	46.395.687/0001-02	Investee of subsidiary/affiliated	100%	4.28%	Commercial, industrial and other	24	24
3	Utingás Armazenadora S.A.	61.916.920/0001-49	Investee of subsidiary/affiliated	56%	0.75%	Commercial, industrial and other	2,800	2,800
4	LPG International INC.	OFF-SHORE	Investee of subsidiary/affiliated	100%	0.17%	Commercial, industrial and other	1	1
5	Ultracargo - Operações Logisticas e Participações Ltda.	34.266.973/0001-99	Closely-held subsidiary	100%	13.16%	Commercial, industrial and other	9,324	9,324
6	Transultra - Armazenagem Transportes Especiais Ltda.	60.959.889/0001-60	Investee of subsidiary/affiliated	100%	1.43%	Commercial, industrial and other	34,999	34,999
7	Terminal Quimico de Aratu S.A.	14.688.220/0001-64	Investee of subsidiary/affiliated	99%	13.06%	Commercial, industrial and other	63,372	63,372
8	Petrolog Serviços e Armazéns Gerais Ltda.	05.850.071/0001-05	Investee of subsidiary/affiliated	100%	0.13%	Commercial, industrial and other	412	412
9	Oxiteno S.A. Indústria e Comércio	62.545.686/0001-53	Closely-held subsidiary	100%	32.19%	Commercial, industrial and other	35,102	35,102
10	Oxiteno Nordeste S.A. Indústria e Comércio	14.109.664/0001-06	Investee of subsidiary/affiliated	99%	16.54%	Commercial, industrial and other	7,384	7,384
11	Oleoquímica Ind e Com de Prod Quím Ltda.	07.080.388/0001-27	Investee of subsidiary/affiliated	100%	6.32%	Commercial, industrial and other	280,815	280,815
12	U. A. T. S. P. E. Empreendimentos e Participações Ltda.	09.364.319/0001-70	Investee of subsidiary/affiliated	100%	0.49%	Commercial, industrial and other	18,220	18,220
13	Empresa Carioca de Produtos Químicos S.A.	33.346.586/0001-08	Investee of subsidiary/affiliated	100%	0.46%	Commercial, industrial and other	199,323	199,323
14	Oxiteno Argentina Sociedad de Responsabilidad Ltda.	OFF-SHORE	Investee of subsidiary/affiliated	100%	0.00%	Commercial, industrial and other	98	95
15	Barrington S.L.	OFF-SHORE	Investee of subsidiary/affiliated	100%	1.06%	Commercial, industrial and other	554	554
16	Oxiteno Mexico S.A. de CV	OFF-SHORE	Investee of subsidiary/affiliated	100%	0.56%	Commercial, industrial and other	122,048	122,048
17	Oxiteno Andina, C.A .	OFF-SHORE	Investee of subsidiary/affiliated	100%	0.53%	Commercial, industrial and other	12,076	12,076
18	Imaven Imóveis Ltda.	61.604.112/0001-46	Investee of subsidiary/affiliated	100%	4.77%	Commercial, industrial and other	116,179	116,179
19	Cia Brasileira de Petróleo Ipiranga	33.069.766/0001-81	Closely-held subsidiary	100%	39.15%	Commercial, industrial and other	105,952	105,952
20	am/pm Comestíveis Ltda.	40.299.810/0001-05	Investee of subsidiary/affiliated	100%	0.32%	Commercial, industrial and other	13,497	13,497
21	Centro de Conveniencias Millennium Ltda.	03.546.544/0001-41	Investee of subsidiary/affiliated	100%	0.05%	Commercial, industrial and other	1,171	1,171
22	Conveniências Ipiranga Norte Ltda.	05.378.404/0001-37	Investee of subsidiary/affiliated	100%	0.02%	Commercial, industrial and other	164	164
23	Ipiranga Trading Ltd.	OFF-SHORE	Investee of subsidiary/affiliated	100%	0.00%	Commercial, industrial and other	50	50
24	Tropical Transportes Ipiranga Ltda.	42.310.177/0001-34	Investee of subsidiary/affiliated	100%	0.43%	Commercial, industrial and other	254	254
25	Ipiranga Logística Ltda.	08.017.542/0001-89	Investee of subsidiary/affiliated	100%	0.02%	Commercial, industrial and other	510	510
26	Ipiranga Imobiliária Ltda.	07.319.798/0001-88	Investee of subsidiary/affiliated	100%	0.34%	Commercial, industrial and other	15,647	15,647
27	Maxfácil Participações S.A.	08.077.294/0001-61	Investee of subsidiary/affiliated	50%	1.95%	Commercial, industrial and other	11	11
28	Refinaria de Petróleo Riograndense S.A.	94.845.674/0001-30	Closely-held subsidiary	33%	-0.12%	Commercial, industrial and other	5,079	5,000
29	Comercial Farroupilha Ltda.	92.766.484/0001-00	Investee of subsidiary/affiliated	100%	0.01%	Commercial, industrial and other	1,615	1,615
30	Isa-Sul Administração e Participações Ltda.	89.548.606/0001-70	Investee of subsidiary/affiliated	100%	0.07%	Commercial, industrial and other	3,515	3,515
31	Sociedade Brasileira de Participações Ltda.	08.056.984/0001-34	Investee of subsidiary/affiliated	100%	26.47%	Commercial, industrial and other	1,264,453	1,264,453
32	Serma Assoc.Usuarios Equip. Proc. Dados e Serv.Correlatos	61.601.951/0001-00	Investee of subsidiary/affiliated	100%	0.00%	Commercial, industrial and other	8,059	8,059
33	Oxiteno Europe SPRL	OFF-SHORE	Investee of subsidiary/affiliated	100%	0.02%	Commercial, industrial and other	1	1
34	Ipiranga Produtos de Petróleo S.A.	33.337.122/0001-27	Investee of subsidiary/affiliated	100%	13.23%	Commercial, industrial and other	40,158,715	–
35	S.A. de Óleo Galena Signal	61.429.387/0001-90	Investee of subsidiary/affiliated	100%	0.07%	Commercial, industrial and other	100	–
36	Ultracargo Argentina S.A.	OFF-SHORE	Investee of subsidiary/affiliated	100%	0.00%	Commercial, industrial and other	506	–
37	União.Vopak Armazéns Gerais Ltda.	77.632.644/0001-27	Investee of subsidiary/affiliated	50%	0.12%	Commercial, industrial and other	30	30

ULTRAPAR PARTICIPAÇÕES S.A.

MD&A – ANALYSIS OF CONSOLIDATED EARNINGS
Second Quarter 2009

(1) Key Indicators - Consolidated:

(R$ million)	2Q09	2Q08	1Q09	Change 2Q09 X 2Q08	Change 2Q09 x 1Q09	1H09	1H08	Change 1H09 X 1H08
Net sales and services	9,621.8	6,992.4	6,411.4	38%	50%	16,033.2	12,919.8	24%
Cost of sales and services	(8,927.5)	(6,504.7)	(5,885.2)	37%	52%	(14,812.7)	(11,965.9)	24%
Gross Profit	694.3	487.7	526.2	42%	32%	1,220.5	953.8	28%
Selling, general and administrative expenses	(480.0)	(333.2)	(353.1)	44%	36%	(833.0)	(666.9)	25%
Other operating income (expense), net	0.7	10.0	4.7	(93%)	(84%)	5.5	16.9	(68%)
Income from operations before financial items	215.1	164.5	177.8	31%	21%	393.0	303.9	29%
Financial (expense) income, net	(86.9)	(11.6)	(58.9)	647%	48%	(145.9)	(48.8)	199%
Equity in subsidiaries and affiliated companies	0.1	0.0	(0.1)	n/a	n/a	0.0	0.1	(34%)
Non-operating income (expense), net	6.9	0.9	3.0	656%	126%	9.9	7.2	37%
Income before taxes and social contribution	135.2	153.8	121.8	(12%)	11%	257.1	262.4	(2%)
Income and social contribution taxes	(43.4)	(47.6)	(36.2)	(9%)	20%	(79.6)	(72.5)	10%
Benefit of tax holidays	2.8	7.4	6.9	(62%)	(59%)	9.8	16.0	(39%)
Employees statutory interest	-	(2.7)	-	n/a	n/a	-	(3.9)	n/a
Minority interest	(1.4)	(1.1)	(1.3)	19%	4%	(2.7)	(1.7)	61%
Net income	93.3	109.7	91.2	(15%)	2%	184.5	200.2	(8%)

EBITDA	320.6	251.1	274.1	28%	17%	594.7	477.0	25%

Volume – LPG sales – thousand tons	400.7	411.3	363.9	(3%)	10%	764.6	777.1	(2%)
Volume – Fuels sales – thousand of cubic meters	4,635.4	3,063.2	2,770.0	51%	67%	7,405.4	5,779.4	28%
Volume – Chemicals sales – thousand tons	160.0	145.8	123.7	10%	29%	283.6	282.4	0%

Considerations on the financial and operational information

Standards and criteria adopted in preparing the information
Ultrapar's financial statements for the quarter ending June 30th, 2009 were prepared in accordance with the accounting directives set out in the Brazilian Corporate Law, being adopted the alterations introduced by Laws 11,638/07 and 11,941/09 (former Provisional Measure 449/08), as well as the CVM standards, instructions and guidelines, which regulate them. In order to provide comparability of financial statements, the figures presented in this document for the first half and second quarter of 2008 consider such changes and, therefore, are different from the figures previously reported in the respective results release. In order to provide a better understanding of the effects of the new legislation, it is presented on pages 16 and 17 in the earnings release a statement with the impacts derived from the changes introduced by Laws 11,638/07 and 11,941/09 in the main accounts of the financial statements in the first half and second quarter of 2008, compared with the figures previously reported. Additional information regarding effects of the new legislation are available on the accompanying notes 2 and 3 of the audited financial statements for the year ended on December 31st, 2008 and financial statements for the quarters ended on March 31st, 2009 and June 30th, 2009, available at Ultrapar’s website (www.ultra.com.br).

Separately, in 1Q09 Ultragaz reclassified the volumes sold between the bottle and bulk segments to reflect the current structure and management responsibility between geographies and segments. This reclassification between segments corresponds to approximately 1% of Ultragaz’s total volume and net sales in 2008. In order to provide comparability, Ultragaz’s information on volume and net sales for the bottled and bulk segments presented in this document and in the company’s website were reclassified retroactively to 1Q08 based on the new criteria adopted.

Except when otherwise indicated, the amounts presented in this document are expressed in millions of R$ and are subject to rounding off. Consequently, the total amounts presented in the tables may differ from the direct sum of the amounts that precede them.

Effect of the acquisition of União Terminais
In June 2008, Ultrapar signed the sale and purchase agreement for the acquisition of 100% shares of União Terminais e Armazéns Gerais Ltda., a company involved in the storage and handling of bulk liquids previously held by Unipar – União das Indústrias Petroquímicas S.A., with operations in the ports located in Santos (in the state of São Paulo), Rio de Janeiro and Paranaguá (in the state of Paraná - through a 50% stake in União/Vopak Armazéns Gerais Ltda.). In October 2008, Ultrapar announced to the market that it had closed the purchase of the port terminals in Santos and Rio de Janeiro and, in November 2008, the closing of the acquisition of the port terminal in Paranaguá. The results of the businesses acquired were consolidated in Ultrapar's financial statements after their respective closing dates. Ultrapar's financial statements in periods prior to 4Q08 do not include the results of the businesses acquired. The total acquisition amounted to R$ 519 million, including in this figure the assumption of R$ 32 million in net debt.

Effect of the acquisition of Texaco
In August 2008, Ultrapar announced the signing of the sale and purchase agreement for the acquisition of Texaco’s fuel distribution business in Brazil. On March 31st, 2009, Ultrapar closed the acquisition of Texaco through the disbursement of
R$ 1,106 million, in addition to the US$ 38 million deposit made to Chevron in August 2008. Texaco’s results started to be consolidated into Ultrapar's financial statements from April 1st, 2009 on. Ultrapar's financial statements in periods prior to 2Q09 do not include Texaco’s results.

With the purpose of providing a comparison basis for analysis of the evolution in the performance of Ipiranga prior to the consolidation of Texaco’s results, we have included in this document a discussion on the results we estimate Ipiranga would have obtained in 2Q09 excluding Texaco’s results (“Ipiranga ex-Texaco”).

Likewise, in order to allow the understanding of Texaco’s recurring contribution to Ipiranga’s consolidated results, we have excluded R$ 28 million in non-recurring expenses incurred in 2Q09 with the conversion of Texaco service stations into the Ipiranga brand and with integration of operations (“Texaco ex-non-recurring expenses”).

The table below summarizes Ipiranga’s results for 2Q09, which are segregated into Ipiranga ex-Texaco, Texaco ex-non-recurring expenses, Ipiranga ex-non-recurring expenses (resulting from the sum of the first two items) and Ipiranga as consolidated in Ultrapar’s financial statements:

IPIRANGA
CONSOLIDATED STATEMENT OF INCOME
In millions of Reais - Accounting practices adopted in Brazil

	QUARTER ENDED IN JUNE 2009
	IPIRANGA EX-TEXACO	TEXACO EX-NON-RECURRING	IPIRANGA EX-NON-RECURRING	IPIRANGA REPORTED

Net sales	5,429.4	2,783.5	8,212.9	8,212.9

Cost of sales and services	(5,105.4)	(2,675.0)	(7,780.5)	(7,780.5)

Gross profit	324.0	108.5	432.4	432.4

Operating expenses	(191.1)	(78.0)	(269.2)	(296.9)
Selling	(97.9)	(42.6)	(140.5)	(161.2)
General and administrative	(68.6)	(27.5)	(96.0)	(103.1)
Depreciation and amortization	(24.7)	(8.0)	(32.6)	(32.6)

Other operating results	2.3	(0.1)	2.2	2.2

EBIT	135.1	30.3	165.4	137.7

EBITDA	161.8	38.3	200.1	172.4
Depreciation and amortization	26.8	8.0	34.7	34.7
EBITDA margin (R$/m3)	53	24	43	37

(2) Performance Analysis:

Net Sales and Services: Ultrapar’s net sales and services amounted to R$ 9,622 million in 2Q09, up 38% from 2Q08, as a consequence of the sales growth in all of its units and the consolidation of Texaco from 2Q09 on. Compared with 1Q09, Ultrapar's net sales and services increased by 50% as a consequence of seasonality in its businesses and the consolidation of Texaco from 2Q09 on. In the first half of 2009, Ultrapar’s net sales and services amounted to R$ 16,033 million, up 24% compared with the first half of 2008, mainly as a consequence of the consolidation of Texaco’s net revenues from 2Q09 on.

Ultragaz: According to the Brazilian National Oil Agency (ANP), the Brazilian LPG market decreased by 2.1% in 2Q09 compared with 2Q08, mainly as a result of less selling days in 2Q09 and the lower level of industrial activity. In the same period, Ultragaz's sales volume reached 401 thousand tons, a 2.6% decrease in relation to 2Q08, practically in line with the market variation. In the bottled segment, Ultragaz’s sales volume amounted to 281 thousand tons, almost stable compared with 2Q08. The stability in the bottled segment for 2Q09 is the result of (i) the resilient demand in the segment, as it is a good of first necessity, and (ii) commercial initiatives implemented by the company, including new markets. Ultragaz's sales in the bulk segment (UltraSystem) decreased by 7% in 2Q09, reflecting the lower level of industrial activity and a temporary consumption by a major client in 2Q08. Compared with 1Q09, Ultragaz’s sales volume rose by 10%, slightly higher than the average market seasonality of 8.6% for the last five years. For the first half of 2009, Ultragaz totals 765 thousand tons in sales volume, down 2% compared with 1H08. Ultragaz's net sales and services amounted to R$ 863 million in 2Q09, a 1% increase on 2Q08, despite the 2.6% decrease in sales volume, as a result of a recovery in average prices, to which the operational efficiency programs contributed, as well as the rise in the cost of LPG used in the bulk segment in 2008. Compared with 2Q09, net sales and services increased by 13%, basically as a consequence of seasonality between quarters. For 1H09, Ultragaz’s net sales and services totalled R$ 1,628 million, up 2% from 1H08.

Ipiranga: Ipiranga ex-Texaco’s sales volumes totalled 3,055 thousand cubic meters, in line with the sales volume for 2Q08. Fuel sales volume for passenger cars (gasoline, ethanol and NGV) grew 8%, mainly as a consequence of the increase in light vehicles fleet during the last 12 months and investments in new Ipiranga service stations in 2008. Diesel sales volume decreased by 5%, following the slowdown in the economy. Compared with 1Q09, Ipiranga ex-Texaco reported a 10% increase in sales volume, reflecting basically the typical seasonality between periods. For 1H09, Ipiranga ex-Texaco totals 5,825 thousand cubic meters in sales volume, up 1% compared with Ipiranga ex-Texaco’s sales volume for 1H08.

Texaco’s sales volume for 2Q09 totalled 1,580 thousand cubic meters, which, together with Ipiranga ex-Texaco’s sales volume, allowed Ipiranga’s sales volume to reach 4,635 thousand cubic meters in 2Q09, up 51% compared with 2Q08 and corresponding to 22% of the Brazilian fuel market. Compared with 1Q09, Ipiranga reported a 67% increase in sales volume, reflecting basically the consolidation of Texaco from 2Q09 and the typical seasonality between quarters. For 1H09, Ipiranga totals 7,405 thousand cubic meters in sales volume, up 28% compared with Ipiranga’s sales volume for 1H08.

Ipiranga ex-Texaco’s net sales and services totalled R$ 5,429 million in 2Q09, down 3% compared with 2Q08, despite the stability in sales volume, basically due to (i) anhydrous and hydrated ethanol cost fluctuations; and (ii) increased participation of ethanol in total sales. Compared with 1Q09, Ipiranga ex-Texaco’s net sales and services rose by 6% as a result of an increase in sales volume, partially offset by a reduction in diesel costs occurred in June 2009 and in ethanol costs. For 1H09, Ipiranga ex-Texaco’s net sales and services totalled
R$ 10,543 million, up 2% from 1H08.

With the consolidation of Texaco, Ipiranga’s net sales and services reached R$ 8,213 million in 2Q09, up 47% and 61% compared with 2Q08 and 1Q09, respectively. For 1H09, Ipiranga’s net sales and services totalled
 R$ 13,326 million, up 29% from 1H08.

Oxiteno: Oxiteno’s sales volume totalled 160 thousand tons, up 10% (14 thousand tons) compared with 2Q08, mainly due to increases in the production capacity and the imports replacement process. In the domestic market, sales volume rose by 6% (6 thousand tons), with a good performance in specialty chemicals sold to the cosmetics, detergents, and agrochemicals industries. Sales volume in the foreign market grew by 19% (8 thousand tons) due to an increase in exports, of specialties, as a result of the expansions, and of glycols. Compared with 1Q09, the sales volume rose by 29% (36 thousand tons) as a result of the same elements above and the seasonality between quarters, with sales of specialty chemicals accounting for two-thirds (24 thousand tons) of the total growth in sales volume. Oxiteno’s sales volume for 1H09 totals 284 thousand tons, in line with the sales volume for 1H08. Oxiteno’s net sales and services totalled R$ 473 million in 2Q09, up 6% from 2Q08, as a result of a 10% growth in sales volume and a 25% weaker Real, partially offset by a 23% reduction in average dollar prices, particularly international glycol prices. Compared with 1Q09, net sales and services increased by 3% due to a growth in sales volume, which was mostly offset by a 10% stronger Real and a 12% decrease in average dollar prices. Net sales and services in 1H09 were R$ 933 million, up 8% from 1H08.

Ultracargo: Ultracargo reported a 67% increase in average storage measured in cubic meters compared with 2Q08 as a consequence of (i) the consolidation of União Terminais from 4Q08 on, (ii) the expansions of the Aratu terminal, and (iii) a higher occupancy rate at the Santos terminal. Compared with 1Q09, Ultracargo’s average storage rose by 12% as a result of (i) the effects of the seasonality between quarters, particularly an increase in the handling of ethanol and oils, and (ii) the start-up of an expansion at the Aratu terminal. In the transportation segment, total kilometrage travelled declined by 34% and 6% compared with 2Q08 and 1Q09, respectively, mainly due to a lower level of economic activity compared with 2Q08 and to Ultracargo’s decision to reduce its presence in the packed cargo segment. For the first half, Ultracargo totals a 56% increase in the average occupancy rate at its terminals, and a 28% decrease in the total kilometrage travelled. Ultracargo reported net sales and services of R$ 88 million for 2Q09, up 35% compared with 2Q08, as a result of (i) the consolidation of União Terminais from 4Q08 on and (ii) higher average storage and contractual tariff adjustments. Compared with 1Q09, Ultracargo's net sales and services increased by 8% as a consequence of seasonality between quarters and the start-up of an expansion at the Aratu terminal. For 1H09, Ultracargo’s net sales and services totalled R$ 170 million, up 36% from 1H08.

Cost of Good Sold: Ultrapar's cost of goods sold amounted to R$ 8,927 million in 2Q09, up 37% and 52% compared with 2Q08 and 1Q09, respectively, as a result of an increase in sales volume and the consolidation of Texaco from 2Q09 on. In the first half of 2009, Ultrapar’s cost of goods sold amounted to
R$ 14,813 million, up 24% compared with the first half of 2008, basically as a consequence of the consolidation of Texaco’s cost of goods sold from 2Q09 on.

Ultragaz: Ultragaz’s cost of goods sold amounted to R$ 724 million in 2Q09, down 2% and up 11% compared with 2Q08 and 1Q09, respectively, as a result of a variation in sales volume between the compared periods, as well as the rise in the cost of LPG used in the bulk segment in 2008, partially offset by the operational efficiency programs implemented. For 1H09, Ultragaz’s cost of goods sold totalled R$ 1,378 million, 1% lower than that in 1H08.

Ipiranga: Ipiranga ex-Texaco’s cost of goods sold totalled R$ 5,105 million in 2Q09, down 4% compared with 2Q08, as a result of (i) anhydrous and hydrated ethanol cost fluctuations; and (ii) increased participation of ethanol in total sales. Compared with 1Q09, Ipiranga ex-Texaco’s cost of goods sold rose by 6% as a result of an increase in sales volume, partially offset by a reduction in diesel costs occurred in June 2009 and in ethanol costs. For 1H09, Ipiranga ex-Texaco’s cost of goods sold totalled R$ 9,928 million, up 2% from 1H08.

With the consolidation of Texaco, Ipiranga’s cost of goods sold amounted to at R$ 7,780 million in 2Q09, up 46% and 61% compared with 2Q08 and 1Q09, respectively. For 1H09, Ipiranga’s cost of goods sold totalled
R$ 12,603 million, up 29% from 1H08.

Oxiteno: Oxiteno's cost of goods sold in 2Q09 amounted to R$ 400 million, a 7% increase on 2Q08, due to a 10% growth in sales volume, a 25% weaker Real and higher depreciation, as a result of the start-up of the expanded operations in 4Q08. These effects were partially offset by a reduction in the variable cost in dollars per ton. However, as occurred in the 1Q09, such reduction in the variable cost in dollars per ton reported in the financial statements was significantly lower than, for example, the 42% reduction in international ethylene prices, due to the process of realization of Oxiteno’s inventories with historical costs higher than replacement costs. Compared with 1Q09, Oxiteno’s cost of goods sold rose by 6% due to an increase in sales volume, partially offset by a 10% stronger Real. For 1H09, Oxiteno’s cost of goods sold totalled R$ 776 million, up 9% from 1H08.

Ultracargo: Ultracargo's cost of services provided in 2Q09 amounted to R$ 51 million, a 12% increase on 2Q08, as a consequence of the consolidation of the cost of services provided by União Terminais from 4Q08 on and an increase in the volume of products handled at the terminals, partially offset by the realization of operational synergies resulting from the consolidation of União Terminais and a reduced presence in the packed cargo transportation segment. Compared with 1Q09, Ultracargo’s cost of services provided was up by 6%, due to seasonality between quarters. For 1H09, Ultracargo’s cost of services provided totalled R$ 99 million, up 18% from 1H08.

Gross profit: Ultrapar’s gross profit amounted to R$ 694 million in 2Q09, up 42% from 2Q08 as a consequence of the growth seen in all the business units and the consolidation of Texaco from 2Q09 on. Compared with 1Q09, Ultrapar’s gross profit was up by 32%, as a consequence of seasonality in its businesses and the consolidation of Texaco from 2Q09 on. In 1H09, Ultrapar’s gross profit totalled R$ 1,221 million, a 28% increase compared with 1H08.

Sales, General and Administrative Expenses: Sales, general and administrative expenses at Ultrapar totalled
R$ 480 million in 2Q09, up 44% and 36% from 2Q08 and 1Q09, respectively, basically due to Texaco’s consolidation from 2Q09 on. In the first half of 2009, Ultrapar’s sales, general and administrative expenses amounted to R$ 833 million, up 25% compared with the first half of 2008, basically as a consequence of the consolidation of Texaco’s sales, general and administrative expenses from 2Q09 on.

Ultragaz: Ultragaz's sales, general and administrative expenses amounted to R$ 94 million in 2Q09, 4% up from 2Q08, as a consequence of the effect of inflation on expenses and higher expenses related to sales campaigns, partially offset by lower indemnification expenses and expense reduction initiatives implemented in 2008. Compared with 1Q09, sales, general and administrative expenses were up by 7%, basically due to an increase in sales volume and in variable compensation, in line with the recent progression of the company’s results. For 1H09, Ultragaz’s sales, general and administrative expenses totalled R$ 181 million, up 3% compared with 1H08.

Ipiranga: Ipiranga ex-Texaco's sales, general and administrative expenses (including employees statutory interest) amounted to R$ 191 million in 2Q09, up 23% and 7% from 2Q08 and 1Q09, respectively. Sales expenses increased by 23% compared with 2Q08, basically due to a rise in the freight unit cost and a concentration of advertising and marketing expenses in 2Q09, combined with a low level in 2Q08. Compared with 1Q09, sales expenses were up by 12%, basically as a consequence of a 10% increase in sales volume. Compared with 2Q08, general and administrative expenses (including employees statutory interest) increased by 23% as a result of (i) higher depreciation expenses, (ii) higher personnel expenses as a consequence of the annual collective wage agreement and an increase in variable compensation, in line with the progression of the results, and (iii) higher environment-related expenses. Compared with 1Q09, general and administrative expenses (including employees statutory interest) increased by 3%. For 1H09, Ipiranga ex-Texaco’s sales, general and administrative expenses (including employees statutory interest) totalled R$ 370 million, up 15% compared with 1H08.

With the consolidation of Texaco, Ipiranga’s sales, general and administrative expenses (including employees statutory interest) totalled R$ 297 million in 2Q09, up 91% and 66% from 2Q08 and 2Q09, respectively, including expenses of R$ 21 million related to the conversion of Texaco service stations to the Ipiranga brand in the quarter and of R$ 7 million related to Texaco’s integration. For 1H09, Ipiranga’s sales, general and administrative expenses (including employees statutory interest) totalled R$ 475 million, up 48% compared with 1H08.

Oxiteno: Sales, general and administrative expenses of Oxiteno amounted to R$ 68 million in 2Q09, up 20% from 2Q08, mainly as a consequence of (i) increase in volume sold, (ii) higher national and international freight unit cost as a result of a rise in diesel prices, a 25% weaker Real, and a higher participation of sales in the foreign market, (iii) an increase in personnel expenses as a result of the annual collective wage agreement, and (iv) higher expenses related to Oxiteno’s operations outside Brazil. Compared with 1Q09, sales, general and administrative expenses at Oxiteno rose by 8%, despite a 29% increase in sales volume, as a consequence of the 10% stronger Real and a decrease in variable compensation. For 1H09, sales, general and administrative expenses totalled R$ 131 million, up 23% compared with 1H08.

Ultracargo: Ultracargo's sales, general and administrative expenses amounted to R$ 23 million in 2Q09, up 12% compared with 2Q08, due to the consolidation of sales, general and administrative expenses from União Terminais from 4Q08 on. Compared with 1Q09, Ultracargo’s sales, general and administrative expenses decreased by 2%. For 1H09, sales, general and administrative expenses totalled R$ 46 million, up 15% compared with 1H08.

Income from Operations before Financial Items: Ultrapar’s income from operations before financial items amounted to R$ 215 million in 2Q09, up 31% from 2Q08 as a consequence of the increase in the income from operations before financial items of Ipiranga, Ultragaz and Ultracargo. Compared with 1Q09, Ultrapar’s income from operations before financial items was up by 21%. In 1H09, Ultrapar’s income from operations before financial items totalled R$ 393 million, a 29% increase compared with 1H08.

Financial result: Ultrapar reported net financial expense of R$ 87 million in 2Q09, R$ 75 million higher than that in 2Q08. The increase in net financial expense in 2Q09 reflects an increase in Ultrapar’s net debt, which increased from R$ 421 million at the end of 2Q08 to R$ 2,352 million at the end of 2Q09, as a result of investments in organic expansion and acquisitions over the last 12 months, particularly the disbursement related to Texaco on March 31st, 2009. Compared with 1Q09, net financial expense was R$ 28 million higher, due to an increase in Ultrapar's average net debt resulting from the disbursement to pay for the acquisition of Texaco. For 1H09, Ultrapar’s net financial expenses came in at R$ 146 million, up R$ 97 million from 1H08.

Depreciation and Amortization: Total depreciation and amortization costs and expenses in 2Q09 were R$ 105 million, R$ 16 million higher than those in 2Q08 due to the addition of the depreciation resulting from (i) the acquisitions of União Terminais and Texaco, (ii) Oxiteno’s expanded operations from 4Q08 on, and (iii) investments in new and re-branded service stations at Ipiranga, partially offset by the elimination of goodwill amortization expenses starting from January 1st, 2009. Compared with 1Q09, total depreciation and amortization costs and expenses increased by R$ 9 million as a consequence of the consolidation of Texaco’s depreciation. For 1H09, total depreciation and amortization costs and expenses amounted to R$ 202 million, up R$ 25 million compared with 1H08.

Other revenues and expenses (former "Non-Operating Results"): In 2Q09 Ultrapar reported other revenues of
R$ 7 million, mainly due to the sale of trucks and bottles in 2Q09, compared with other revenues of R$ 1 million in 2Q08 related to the sale of a Ultracargo’s land in Mauá. In 1Q09, Ultrapar reported other revenues of R$ 3 million, mainly due to the sale of trucks. For 1H09, other revenues reached R$ 10 million, up R$ 3 million from 1H08.

Income and Social Contribution / Benefit of Tax Holidays: Ultrapar reported income tax and social contribution expenses, net of benefit of tax holidays of R$ 41 million in 2Q09, compared with an expense R$ 40 million in 2Q08, despite the lower pre-tax profit, due to a decreased participation of regions with tax benefits in the results. Compared with 1Q09, income tax and social contribution expenses, net of benefit of tax holidays was up 38%. In 1H09, income tax and social contribution expenses, net of benefit of tax holidays amounted to R$ 70 million, 23% up from 1H08.

Net Earnings: Net earnings in 2Q09 amounted to R$ 93 million, down 15% compared with 2Q08, due to an increase in net debt and the higher depreciation resulting from investments in organic expansion and acquisitions over the last 12 months, partially offset by the growth in EBITDA. Compared with 1Q09, net earnings increased by 2%, mainly as a consequence of the increase in EBITDA. For 1H09, Ultrapar’s net earnings reached R$ 184 million, down 8% from 1H08.

EBITDA: Ultrapar’s EBITDA amounted to R$ 321 million in 2Q09, up 28% and 17% from 2Q08 and 1Q09, respectively, as a consequence of the EBITDA growth in all the business units and the consolidation of Texaco from 2Q09 on. In the first half of 2009, Ultrapar’s EBITDA totalled R$ 595 million, up 25% compared with the first half of 2008.

Ultragaz: Ultragaz’s EBITDA amounted to R$ 74 million in 2Q09, up 36% and 41% on 2Q08 and 1Q09, respectively, basically as a consequence of (i) a recovery in margins, to which the operational efficiency programs implemented contributed, and (ii) the effects of seasonality in comparison with 1Q09. For 1H09, Ultragaz’s EBITDA reached R$ 126 million, up 33% from 1H08.

Ipiranga: Ipiranga ex-Texaco’s EBITDA amounted to R$ 162 million in 2Q09, up 5% and 13% from 2Q08 and 1Q09, respectively, basically as a consequence of (i) measures implemented to improve legislation and inspection of the fuel sector, with influence over the fluctuations of prices and costs of ethanol, and (ii) an increase in sales volume compared with 1Q09. For 1H09, Ipiranga ex-Texaco’s EBITDA reached R$ 305 million, up 8% from 1H08.

Texaco ex-non-recurring expenses’ EBITDA for 2Q09, which excludes expenses of R$ 21 million related to the conversion of Texaco service stations to the Ipiranga brand and of R$ 7 million related to integration of operations, amounted to R$ 38 million, which corresponds to an EBITDA unit margin of R$ 24/m3, higher than the observed pre-acquisition margin.

Therefore, Ipiranga ex-non-recurring expenses’ EBITDA totalled R$ 200 million, and the EBITDA unit margin reached R$ 43/m³. Including non-recurring expenses, Ipiranga reported EBITDA of R$ 172 million in 2Q09, totalling R$ 316 million in 1H09.

Oxiteno: Oxiteno’s EBITDA totalled R$ 29 million in 2Q09, up 10% from 2Q08, as a result of a 25% weaker Real in 2Q09 and a 10% increase in sales volume, mostly offset by a difference between historical costs and replacement costs in 2Q09. Compared with 1Q09, EBITDA decreased by 37% as a result of (i) a 10% stronger Real in 2Q09 and its 16% appreciation over the quarter, and (ii) a decrease in average dollar prices, as a result of a higher participation of glycols and exports in sales, without an equivalent reduction in dollar costs, due to the process of realization of inventories with historical costs higher than replacement costs. For 1H09, Oxiteno’s EBITDA reached R$ 75 million, up 2% from 1H08. Oxiteno estimates that the effect from the difference between historical and replacement costs was R$ 35 million and R$ 68 million for 2Q09 and 1H09, respectively.

Ultracargo: Ultracargo reported EBITDA of R$ 28 million, R$ 20 million higher than in 2Q08, as a consequence of the consolidation of União Terminais from 4Q08 on and the resulting operational synergies, the expansions of the Aratu terminal, and an increase in the volume of products handled at the Santos terminal. Compared with 1Q09, Ultracargo’s EBITDA increased by 17%, due to an increase in the volume of products handled at its terminals. In 2Q09, Ultracargo’s EBITDA margin reached 32%, higher than the 13% and 29% margins reported in 2Q08 and 1Q09, respectively. For 1H09, Ultracargo’s EBITDA reached R$ 52 million, up 182% from 1H08. Ultracargo’s EBITDA margin in 1H09 was 31%, twice the 15% margin reported in 1H08.

EBITDA

R$ million	2Q09	2Q08	1Q09	Change 2Q09 X 2Q08	Change 2Q09 x 1Q09	1H09	1H08	Change 1Q09 x 1Q08
Ultrapar	320.6	251.1	274.1	28%	17%	594.7	477.0	25%
Ultragaz	73.6	54.0	52.4	36%	41%	126.0	94.7	33%
Ipiranga	172.4	153.7	143.5	12%	20%	315.9	283.6	11%
Oxiteno	29.2	26.6	46.2	10%	(37%)	75.4	73.8	2%
Ultracargo	28.2	8.4	24.0	237%	17%	52.2	18.5	182%

We hereby inform that. in accordance with the requirements of CVM Resolution 381/03. Our independent auditors KPMG Auditores Independentes have not performed during these first six months of 2009 any service other than the external audit of the financial statements of Ultrapar and affiliated companies and subsidiaries

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 12, 2009
ULTRAPAR HOLDINGS INC.

By:	/s/ André Covre
Name: André Covre
Title: Chief Financial and Investor Relations Officer

(Interim Financial Information – June 20, 2009)